Exhibit 99.2

Filing Version

GFL Environmental Inc.
100 New Park Place
Suite 500
Vaughan, Ontario
Canada L4K 0H9

August 12, 2020

PRIVATE & CONFIDENTIAL

HPS Investment Partners, LLC

40 W. 57th St, 33rd Floor

New York, NY 10019

Ladies and Gentlemen:

This subscription agreement (this “Agreement”) is made regarding the purchase and acquisition (the “Investment”), subject to the terms and conditions of this Agreement, by HPS Investment Partners, LLC (collectively, the “Purchasers”, and each, the “Purchaser”) from GFL Environmental Inc. (the “Company”) of an aggregate of 28,571,428 Series A Perpetual Convertible Preferred Shares of the Company, that will have the rights, privileges, restrictions and conditions set forth in the Articles of Amendment attached hereto as Exhibit A (the “Preferred Shares”), for an aggregate subscription price (the “Purchase Price”) equal to US$599,999,988 and a price per share equal to US$21.00.

1.	General.

This Agreement sets out the terms and conditions upon which, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchasers (collectively, the “parties”) agree to complete the Investment. In this Agreement (including the recitals hereto), unless the context otherwise requires, terms have the respective meanings given to them in Section 28. Unless otherwise specified, all statements of or references to dollar amounts in this Agreement are to United States dollars and, for greater certainty, “$” and “US$” means United States dollars and “C$” means Canadian dollars.

2.	Purchase of the Preferred Shares.

The Purchasers hereby agree, jointly and severally, in the respective percentages set out in Schedule “A”, to purchase from the Company, and the Company hereby agrees to issue to the Purchasers, at the Closing, the Preferred Shares for the Purchase Price on the terms and conditions set forth in this Agreement.

3.	Mutual Conditions of the Closing.

The Purchasers obligation to purchase the Preferred Shares from the Company and the Company’s obligation to issue and sell the Preferred Shares to the Purchasers is subject to the fulfilment of each of the following conditions, which conditions are for the mutual benefit of the Purchasers and the Company and may be waived only by the mutual consent of the Purchasers and the Company:

(a)	there shall not be in effect any applicable domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, notice, order, injunction, judgment, decree, ruling or other similar requirement enacted, made, issued, adopted, promulgated or applied by a Governmental Authority of a competent jurisdiction (collectively, “Laws”) that makes the consummation of the Investment illegal or otherwise prohibits or enjoins any party from consummating the Investment;

(b)	conditions set forth in Sections 7.01, 7.02 and 7.03 of the Purchase Agreement have been satisfied or waived in accordance with the terms thereof; and

(c)	HSR Approval has been made, given, obtained or satisfied and is in force and has not been rescinded or amended in such a way as that would jeopardize the consummation of the Investment and the transactions contemplated herein and in the Purchase Agreement.

4.	Conditions of the Closing for the Benefit of the Company.

Each of the Purchasers acknowledges and agrees that the Company’s obligation to issue and sell the Preferred Shares to the Purchasers is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Company and may be waived, in whole or in part, by the Company in its sole discretion:

(a)	(i) the representations, warranties and acknowledgements of the Purchaser set forth in Sections 12(a), 12(b), 12(e), 12(g), 12(i) and 12(j) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except to the extent that such representations, warranties and acknowledgements expressly speak of a specific date, in which event, such representations, warranties and acknowledgements shall be true and correct in all respects as of such date), and (ii) all other representations, warranties and acknowledgements of the Purchaser set forth in Section 12 of this Agreement shall be true and correct (without giving effect to any “materiality,” “in all material respects,” “Purchaser Material Adverse Effect” or similar qualifier) as of the date of this Agreement and as of the Closing Date (except to the extent that such representations, warranties and acknowledgements expressly speak of a specific date, in which event, such representations, warranties and acknowledgements shall be true and correct (without giving effect to any “materiality,” “in all material respects,” “Purchaser Material Adverse Effect” or similar qualifier) as of such date), except where the failure of such representations, warranties and acknowledgments to be so true and correct, individually or in the aggregate, would not have a Purchaser Material Adverse Effect; and

(b)	all covenants of the Purchaser to be performed on or prior to the Closing shall have been duly performed in all material respects and the Purchaser shall not otherwise be in breach in any material respect of this Agreement.

5.	Conditions of the Closing for the Benefit of the Purchasers.

The Company acknowledges and agrees that the Purchasers’ obligation to purchase the Preferred Shares from the Company is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Purchasers and may be waived, in whole or in part, by the Purchasers in their sole discretion:

(a)	(i) the representations, warranties and acknowledgements of the Company set forth in Sections 13(a), 13(b)(i), 13(b)(iv), 13(c), 13(d) and 13(e) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except to the extent that such representations, warranties and acknowledgements expressly speak of a specific date, in which event, such representations, warranties and acknowledgements shall be true and correct in all respects as of such date), and (ii) all other representations, warranties and acknowledgements of the Company set forth in Section 13 of this Agreement shall be true and correct (without giving effect to any “materiality,” “in all material respects,” “Material Adverse Effect” or similar qualifier) as of the date of this Agreement and as of the Closing Date (except to the extent that such representations, warranties and acknowledgements expressly speak of a specific date, in which event, such representations, warranties and acknowledgements shall be true and correct (without giving effect to any “materiality,” “in all material respects,” “Material Adverse Effect” or similar qualifier) as of such date), except where the failure of such representations, warranties and acknowledgments to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect;

(b)	all covenants of the Company under this Agreement to be performed on or prior to the Closing shall have been duly performed in all material respects;

(c)	The Company shall pay the reasonable and documented costs and expenses of the Purchasers as set forth in Section 25; and

(d)	The Company shall have entered into an amendment to that certain Second Amended and Restated Registration Rights Agreement of the Company to provide for not less than two demands in favor of HPS Investment Partners, LLC pursuant to Section 2.1 thereof and not less than two demands in favor of HPS Investment Partners, LLC pursuant to Section 2.2 thereof, which, in each case, shall not be exercisable until 18 months following the Closing Date.

6.	Delivery and Payment.

The closing of the transactions contemplated by this Agreement (the “Closing”) will take place after the satisfaction or waiver by the applicable party in whose favour the condition is, of the conditions of the Closing set forth in Sections 3, 4 and 5 of this Agreement (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver by the applicable party in whose favour the condition is, of those conditions as of the Closing Date) and shall be immediately prior to the closing of the Acquisition (the date on which the Closing takes place, the “Closing Date”). On the Closing Date, the Closing shall occur via electronic document exchange or such other place and time as may be agreed upon in writing by the parties.

At or prior to the Closing, the Purchasers shall deliver or cause to be delivered to the Company (unless specified otherwise):

(a)	one or more wire transfers in an aggregate net amount equal to (x) the Purchase Price less (y) [Redacted Amount], representing the Commitment Fee payable by the Company to the Purchasers in accordance with Section 17(d), in immediately available US$ funds in accordance with wire transfer instructions specified in advance by the Company in writing; and

(b)	a certificate of each of the Purchasers, signed on behalf of the applicable Purchaser, without personal liability, by a senior officer of such Purchaser, addressed to the Company and dated the Closing Date certifying that the conditions set forth in Sections 4(a) and 4(b) have been satisfied.

At or prior to the Closing, the Company shall deliver or cause to be delivered to the Purchasers:

(a)	A DRS statement or DRS Advice confirming that uncertificated Preferred Shares are held in the Direct Registration System and registered in the name of each of the Purchasers in accordance with Schedule “A”, against payment by the Purchasers of the Purchase Price payable thereby pursuant to the terms hereof;

(b)	a certificate of the Company, signed on behalf of the Company, without personal liability, by a senior officer of the Company, addressed to the Purchasers and dated the Closing Date certifying that the conditions set forth in Sections 5(a) and 5(b) have been satisfied;

(c)	certified copies of (i) the constating documents of the Company as in effect as of the Closing, including the articles of amendment evidencing the creation of the Preferred Shares, and (ii) all resolutions of the Board approving the entering into and completion of the Investment and the transactions contemplated herein;

(d)	written evidence that the Underlying Subordinate Voting Shares have been approved for listing on the TSX and the NYSE, subject only to conditions imposed by the TSX or the NYSE that are customary for a transaction of this nature; and

(e)	legal opinions addressed to the Purchasers dated as of the Closing Date, of counsel or counsels to the Company in the forms that are reasonably satisfactory to the Purchaser.

7.	Restrictive Legends.

(a)	Each of the Purchasers agrees that all DRS statements, DRS Advice or other instruments (including any replacement thereof prior to the expiration of the applicable hold periods) representing the Preferred Shares subject to this Agreement will bear a legend substantially to the following effect:

“THE SECURITIES REPRESENTED BY THIS BOOK ENTRY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR IN ANY OTHER JURISDICTION. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS UNLESS OFFERED, SOLD OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.”

(b)	Each of the Purchasers agrees that all DRS statements, DRS Advice or other instruments (including any replacement thereof issued prior to the expiration of the applicable hold periods) representing the Underlying Subordinate Voting Shares subject to this Agreement will bear a legend substantially to the following effect:

“THE SECURITIES REPRESENTED BY THIS BOOK ENTRY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR IN ANY OTHER JURISDICTION. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS UNLESS OFFERED, SOLD OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.”

8.	Termination.

This Agreement may be terminated at any time prior to the Closing:

(a)	by written agreement of the parties to the Agreement;

(b)	if the Investment has not been consummated on or prior to March 9, 2021, then either (i) the Purchasers, on the one hand, or (ii) the Company, on the other hand, may terminate this Agreement by delivery of written notice to the other party;

(c)	by the Purchasers, by delivery of written notice to the Company if the Purchase Agreement has been validly terminated in accordance with the terms thereof; or

(d)	by the Company, by delivery of written notice to the Purchasers, if the Purchase Agreement has been validly terminated in accordance with the terms thereof.

9.	Use of Proceeds.

The Company shall use the net proceeds from the Investment to pay a portion of the purchase price payable under the Purchase Agreement and for general corporate purposes.

10.	Mutual Covenant regarding the Closing.

(a)	Subject to the terms and conditions of this Agreement, the Purchasers and the Company shall, and shall cause their respective affiliates to use their commercially reasonable efforts, on a cooperative basis, to (x) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Investment as soon as reasonably practicable and (y) without limiting the generality of the foregoing, to: obtain and maintain all approvals, clearances, consents, registrations, permits, authorizations, notices and other confirmations required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the Investment and the transactions contemplated herein whether prior to or after the Closing (the “Approvals”), provided that in no event shall the Purchasers, the Company or their respective affiliates, whether prior to or following the Closing, be required to cause any portfolio company, investment fund or other affiliate or any fund managed or advised by the same person as any such fund or affiliate thereof or any director, officer, employee, general partner, limited partner, member or manager of any of the foregoing to (i) restrict its conduct (except that, in the case of any of the Purchasers, they may be required to restrict the conduct of an affiliate provided that such affiliate is not restricted in any manner that would be material to such affiliate), or (ii) undertake any divestiture.

(b)	In addition, and without limiting the foregoing, the Purchasers shall use all reasonable best efforts to prepare and file with the appropriate Governmental Authority, as promptly as practicable but not later than 10 Business Days following the date hereof, a Notification and Report Form pursuant to the HSR Act.

(c)	Each party hereto agrees to keep the other party apprised of the status of matters referred to in this Section 10. The parties shall reasonably co-operate in the preparation of any application for the Approvals and any other orders, clearances, consents, notices, rulings, exemptions, certificates, no-action letters and approvals reasonably deemed by the Purchasers or the Company to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under applicable Laws in connection with the Investment. The Purchasers and the Company will have the right to review in advance, and to the extent practicable, each will consult with the other, in each case, subject to applicable Laws relating to the exchange of information, all the information relating to such other party, and any of their respective affiliates, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. The Purchasers shall promptly furnish the Company, and the Company shall promptly furnish the Purchasers, to the extent permitted by Law, with copies of written communications received by it or its subsidiaries from any Governmental Authority in respect of the transactions contemplated by this Agreement. Neither the Purchasers nor the Company shall participate in any substantive meeting with any Governmental Authority in respect of the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate therein or thereat.

(d)	At any time that any Preferred Shares are outstanding, the Company shall from time cause the authorized share capital of the Company to include and reserve a number of authorized but unissued Underlying Subordinate Voting Shares equal to the number of shares of Underlying Subordinate Voting Shares issuable upon the conversion of all Preferred Shares then issued and outstanding. All Underlying Subordinate Voting Shares delivered upon conversion of the Preferred Shares shall be newly issued shares or shares held in treasury by the Company, shall have been duly authorized and validly issued and shall be fully paid and nonassessable, and free and clear of any liens other than as may be granted by the Purchasers.

11.	Purchaser’s Acknowledgements.

Each of the Purchasers acknowledges that:

(a)	there are risks associated with the purchase of the Preferred Shares and the Underlying Subordinate Voting Shares, and such Purchaser is capable of assessing the merits and risks of its investment in the Company and the purchase of the Preferred Shares and has had access to all information regarding the Company necessary to be able to make that assessment;

(b)	the Preferred Shares shall be subject to the transfer restrictions as set forth in the Articles of Amendment; provided that the Company hereby irrevocably consents to any transfer of Preferred Shares to an affiliate of the Purchaser for so long as such entity remains an affiliate of the Purchaser or is managed, advised or controlled by HPS or a Purchaser or one of their respective affiliates and any consent of the Company with respect to a transfer as set forth in the Articles of Amendment shall not be unreasonably withheld, conditioned or delayed;

(c)	the Company is relying on an exemption from the requirements to provide the Purchaser with a prospectus and as a result of the Purchaser’s acquisition of the Preferred Shares and the Underlying Subordinate Voting Shares pursuant to such exemption, certain protections, rights and remedies provided by applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Purchaser;

(d)	no United States federal or state agency, or any other government or governmental agency or stock exchange, including any Canadian Securities Regulator, the SEC or stock exchanges, has passed on or made any recommendation or endorsement of the Preferred Shares, the merits of the offering of the Preferred Shares in connection with this Agreement, or the fairness or suitability of the investment in the Preferred Shares; and

(e)	the Company may be required to file a report of trade with all applicable Canadian Securities Regulators containing information about the Purchaser. This report of trade will include for each purchaser resident in Canada the full name, address and telephone number, the number and type of purchased securities, the Purchase Price, the date of the Closing and the prospectus and registration exemption relied upon under Canadian Securities Laws to complete such purchase. In Ontario, this information is collected indirectly by the Ontario Securities Commission under the authority granted to it under, and for the purposes of the administration and enforcement of, the securities legislation in Ontario. The Purchaser may contact the Inquiries Officer at the Ontario Securities Commission at 20 Queen Street West, 22nd Floor, Toronto, Ontario, M5H 3S8 or by telephone at (416) 593-8314 for more information regarding the indirect collection of such information by the Ontario Securities Commission. The Company may also be required pursuant to Canadian Securities Laws to file this Agreement on SEDAR. By completing this Agreement, the Purchaser authorizes the indirect collection of the information described in this Section 11(e) by all applicable Canadian Securities Regulators and consents to the disclosure of such information to the public through (i) the filing of a report of trade with all applicable regulators and (ii) the filing of this Agreement on SEDAR.

12.	Purchaser’s Representations and Warranties.

Each of the Purchasers, jointly and severally, hereby represents and warrants to the Company on the date hereof and on the Closing Date and acknowledges that the Company is relying upon such representations and warranties in connection with the issue and sale of the Preferred Shares and the Underlying Subordinate Voting Shares, that:

(a)	Organization and Good Standing. It is duly organized and validly existing under the laws of the jurisdiction of its formation.

(b)	Due Authorization and Execution. (i) The execution, delivery and performance by such Purchaser of this Agreement and the consummation by such Purchaser of the Investment and the transactions contemplated herein are within such Purchaser’s powers; and (ii) this Agreement has been duly executed and delivered by such Purchaser and, when duly executed and delivered by each of the parties thereto, this Agreement will constitute a legal, valid and binding agreement of such Purchaser enforceable against it in accordance with their its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at Law.

(c)	Governmental Authorization. The execution, delivery and performance by such Purchaser of this Agreement and the consummation by such Purchaser of the Investment and the transactions contemplated herein require no action by the Purchaser in respect of, or filing with or approval from, or consent or authorization from, any Governmental Authority, other than (x) any required or advisable filings under the HSR Act (and the expiration or termination of the applicable waiting period thereunder), and (y) any actions, consents, authorizations, filings or approvals (i) that are customarily associated with transactions similar to those contemplated hereby, whether under applicable competition or foreign investment Laws or otherwise, and (ii) the absence of which would not have a Purchaser Material Adverse Effect.

(d)	Non-Contravention. The execution, delivery and performance by such Purchaser of this Agreement and the consummation by such Purchaser of the Investment or any of the transactions contemplated herein do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation, by-laws or other applicable constating documents or organization documents or resolutions of the shareholders or directors (or any committee thereof) of such Purchaser, (ii) assuming compliance with the matters referred to in Section 12(c) above, contravene, conflict with or result in a violation or breach any provision of any applicable Law, or (iii) require any consent or other action by any person under, or constitute, with or without notice or lapse of time or both, a breach of any contract to which it is a party or by which it or any of its properties or assets may be bound, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not have a Purchaser Material Adverse Effect.

(e)	Ownership of Company Securities. Such Purchaser, together with any of its subsidiaries or its affiliates, is the Economic Owner of such number of subordinate voting shares of the Company and any other securities convertible or exchangeable into subordinate voting shares of the Company set forth opposite its name in Schedule “C” and has no agreement, arrangement or understanding with any person to acquire Economic Ownership of such person’s subordinate voting shares of the Company (other than pursuant to this Agreement).

(f)	Offering Memorandum. It has not been provided with an offering memorandum (as defined in any applicable Securities Laws) or any similar document in connection with its subscription for the Preferred Shares.

(g)	Finder’s Fee. Subject to the payment obligations set forth in Section 25 and any other written agreement between the parties, there is no person acting on its behalf in connection with the Investment who is entitled to any brokerage or finder’s fee that would be the responsibility of the Company to pay.

(h)	No Encumbrances. There is no contract, option or any other right of another binding upon such Purchaser to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Preferred Shares or the Underlying Subordinate Voting Shares.

(i)	Sufficient Funds. It will have on the Closing Date, sufficient funds on hand to pay in full its portion of the Purchase Price, and its obligations under this Agreement, including its obligations to consummate the transactions contemplated hereby, are not contingent or conditioned in any manner on obtaining any funds or financing.

(j)	Accredited Investor; Purchase for Own Account. Such Purchaser (i) is an “accredited investor” within the meaning of Rule 501 under the U.S. Securities Act of 1933, as amended, and is an “accredited investor” as such term is defined in Section 73.3 of the Securities Act (Ontario) and NI 45-106, (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Preferred Shares and it is able to bear the economic risk of such investment and (iii) has had the opportunity to perform due diligence with respect to the Company and the Investment and to ask questions of and receive answers from the Company in respect thereof. The Purchaser: (i) is resident outside of Canada and is not formed under the laws of Canada or any province or territory thereof, and is purchasing the Preferred Shares as principal, (ii) acknowledges that the Preferred Shares have not been qualified for distribution by prospectus in Canada, and may not be offered or sold in Canada during the course of their distribution except pursuant to a Canadian prospectus or an exemption from the prospectus requirements under applicable Canadian securities laws, and (iii) is not buying the Preferred Shares with a view of distributing them to a resident of Canada or a person or an entity that resides in or is formed under the laws of Canada or any province or territory thereof.

13.	Company’s Representations and Warranties.

The Company hereby represents and warrants to the Purchasers as of the date hereof and as of the Closing Date, and acknowledges that the Purchasers are relying upon such representations and warranties in connection with the purchase of the Preferred Shares, that:

(a)	Organization and Good Standing. The Company is duly organized, validly existing and in good standing or in active status under the Laws of the jurisdiction of its organization or incorporation, with all requisite power and authority (corporate or other) to own its properties and carry on its business as now conducted, and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except where the failure to be so qualified or in good standing has not had and would not have a Material Adverse Effect. Except as has not had and would not have a Material Adverse Effect, each of the Company’s subsidiaries is duly organized and validly existing and in good standing or in active status under the Laws of the jurisdiction of its organization or incorporation, with all requisite power and authority (corporate or other) to own its properties and carry on its business as now conducted, and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(b)	Capitalization.

(i)	The Company has an authorized share capital consisting of an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares and an unlimited number of preferred shares, issuable in series.

(ii)	As of August 1, 2020, there are 314,312,510 subordinate voting shares issued and outstanding. All of the outstanding subordinate voting shares as of such date have been duly authorized, were validly issued and are fully paid and non-assessable and, other than as set forth in Section 13(b)(v), are free of pre-emptive and similar rights.

(iii)	As of August 1, 2020, there are 12,062,964 multiple voting shares issued and outstanding. All of the outstanding multiple voting shares as of such date have been duly authorized, were validly issued and are fully paid and non-assessable and, other than as set forth in Section 13(b)(v), are free of pre-emptive and similar rights.

(iv)	Immediately prior to Closing, there were no Preferred Shares issued and outstanding.

(v)	Except pursuant to (A) the Company’s Omnibus Long-Term Incentive Plan, (B) the Purchase Agreement and (C) as otherwise disclosed in the Public Disclosure Documents, no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) for the purchase or other acquisition from the Company or any subsidiary thereof of any unissued shares of the Company or any subsidiary thereof or any right to convert any obligation into or exchange any shares of the Company or any subsidiary thereof; and neither the issuance of the Preferred Shares, nor the issuance of the Underlying Subordinate Voting Shares upon conversion of the Preferred Shares, will trigger any pre-emptive, anti-dilution or similar rights of any person that have not been waived.

(c)	Due Authorization and Execution. (i) The execution, delivery and performance by the Company of this Agreement and the Purchase Agreement, the execution of the Articles of Amendment at Closing and the consummation by the Company of the Investment are within the Company’s powers; (ii) the Articles of Amendment shall be duly authorized and executed at Closing, and (iii) this Agreement and the Purchase Agreement have been duly authorized, executed and delivered by the Company and when duly executed and delivered by each of the parties thereto, this Agreement and the Purchase Agreement will constitute a legal, valid and binding agreement of the Company enforceable against it in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(d)	Preferred Shares. The Preferred Shares to be sold pursuant to this Agreement have been duly authorized by all necessary corporate action of the Company and, when issued and delivered by the Company against payment of the consideration therefor pursuant to this Agreement, will have been validly issued, and will be outstanding as fully paid and non-assessable, and free of preemptive rights.

(e)	Underlying Subordinate Voting Shares. The Underlying Subordinate Voting Shares, when issued and delivered by the Company upon conversion of the Preferred Shares in accordance with the terms thereof, will have been validly issued, and will be outstanding as fully paid and non-assessable. The Underlying Subordinate Voting Shares have been approved for listing on the TSX in a letter dated as of the date hereof and on the NYSE, subject only to conditions imposed by the TSX or the NYSE that are customary for a transaction of this nature.

(f)	Governmental Authorization. The execution, delivery and performance by the Company of this Agreement, and the Purchase Agreement and the consummation by the Company of the Investment or any of the transactions contemplated in the Purchase Agreement, requires no action by or in respect of, or filing with or approval from, or consent or authorization from any Governmental Authority, other than (x) any required or advisable filings under the HSR Act (and the expiration or termination of the applicable waiting period thereunder), and (y) any actions, consents, authorizations, filings or approvals (i) that are customarily associated with transactions similar to those contemplated hereby, whether under applicable competition Laws or otherwise, and (ii) the absence of which would not, individually or in the aggregate, have a Material Adverse Effect.

(g)	Non-Contravention. The execution, delivery and performance by the Company of this Agreement, and the Purchase Agreement and the consummation by the Company of the Investment or any of the transactions contemplated herein, do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of amalgamation, by-laws or other applicable constating documents or organizational documents or resolutions of the shareholders or directors (or any committee thereof) of the Company or any of its subsidiaries, (ii) assuming compliance with the matters referred to in Section 13(f) above and the truth of the representations of the Purchasers contained herein, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, or (iii) require any consent or other action by any person under, or constitute, with or without notice or lapse of time or both, a breach of any contract, judgment, order or decree to which it or any of its subsidiaries is a party or by which it, its subsidiaries or any of its or its subsidiaries’ properties or assets may be bound, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not, individually or in the aggregate, have a Material Adverse Effect.

(h)	Legal and Governmental Proceedings. No legal, regulatory or governmental investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings (“Proceedings”) are pending to which the Company or any of its subsidiaries is a party or to which the property of the Company or any of its subsidiaries is subject that would result individually or in the aggregate in a Material Adverse Effect or affect the validity of the issuance and sale of the Securities under this Agreement, and no Proceedings have been threatened against or, to the knowledge of the Company, are contemplated with respect to the Company or any of its subsidiaries, or with respect to any of their respective properties which would in each case reasonably be expected to have a Material Adverse Effect.

(i)	Compliance with Laws. Except as would not, individually or in the aggregate, have a Material Adverse Effect and except as disclosed in the Public Disclosure Documents, (i) the Company and its subsidiaries are in compliance in all material respects with all applicable Laws, and (ii) none of the Company or any of its subsidiaries has, prior to the date of this Agreement, received any notice or communication of any noncompliance or alleged noncompliance with any applicable Laws (including, without limitation, any past noncompliance or alleged past noncompliance) that has not been cured as of the date of this Agreement.

(j)	Compliance with Anti-Corruption Laws. None of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee, agent, affiliate or other person acting on behalf of the Company or any of its Subsidiaries has: (1) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (2) made any direct or, knowingly, indirect unlawful payment to any foreign or domestic governmental official or employee from corporate funds; (3) violated or is in violation of any provision of any Anti-Corruption Laws; or (4) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment, except, in the case of subclauses (2) through (4) above, the sanctioned actions of the former chief executive officer of the business acquired pursuant to the Michigan Acquisition (as defined in the Company’s final prospectus dated March 2, 2020). The Company and its subsidiaries have instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable Anti-Corruption Laws.

(k)	OFAC. None of the Company or any of its Subsidiaries, nor, any director or officer of the Company or its Subsidiaries, nor to the knowledge of the Company, any employee or agent of the Company or any of its Subsidiaries, (i) is a Designated Person, (ii) is currently subject to any U.S. sanctions administered by OFAC or (iii) located, organized or resident in a country that is subject of Sanctions Laws and Regulations. No part of the proceeds of the Preferred Shares will be used, directly or, to the knowledge of the Company, indirectly, in violation of any Sanctions Laws and Regulations. The Company and its Subsidiaries, during the past five years, have not transacted business with or for the benefit of any Designated Person, or otherwise engaged in conduct, in violation of Sanctions Laws and Regulations.

(l)	Intellectual Property; Licenses, Etc. The Company and each of its Subsidiaries own free and clear of all liens, or have a valid license or right to use, all IP Rights that are reasonably necessary for the operation of their respective businesses as currently conducted, except where the failure to have any such IP Rights, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, the operation of the respective businesses of the Company or any of its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate any IP Rights held by any person and to the knowledge of the Company, the Company and each of its Subsidiary’s IP Rights are not being infringed by any other person, except, in each case, for such infringements, misappropriations or violations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each license or other grant of IP Rights granted to the Company or its Subsidiaries is valid and binding on the Company and its Subsidiaries party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(m)	Environmental Matters. To the knowledge of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all Environmental Laws in all jurisdictions in which the Company and each of its Subsidiaries, as the case may be, is currently doing business (including having obtained all Environmental Permits required for the operation of the business), (ii) neither the Company nor any of its Subsidiaries has received written notice that it is subject to any pending, or to the knowledge of the Company, threatened Environmental Claim and (iii) neither the Company nor any of its Subsidiaries is subject to Environmental Liability.

(n)	Financial Statements. Except as disclosed in the Public Disclosure Documents, the audited consolidated financial statements of the Company as at and for the fiscal year ended December 31, 2019, as well as the condensed consolidated financial statements of the Company as at and for the thirteen weeks ended March 31, 2020, together, with respect to the audited consolidated financial statements, with the notes thereto and the auditors’ report thereon (the “Financial Statements”), have been prepared in conformity with IFRS, consistently applied throughout the periods involved, subject to the absence of footnote disclosure and year-end adjustments that are not material in the case of the unaudited consolidated financial statements. Such Financial Statements present fairly in all material respects the financial position, financial performance and cash flows of the Company and its subsidiaries, on a consolidated basis, as at the dates and for the periods of such Financial Statements.

(o)	Internal Controls. The Company and each of its subsidiaries, on a consolidated basis, maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (1) transactions are executed in accordance with management’s general or specific authorization; (2) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (3) access to its assets is permitted only in accordance with management’s general or specific authorization; and (4) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences. The Company and each of its subsidiaries is not aware of any material weaknesses in its internal control over financial reporting.

(p)	Securities Laws Matters. The Company is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default (or similar list) under applicable Canadian Securities Laws in each of the provinces and territories of Canada. The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any Canadian Securities Regulator seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending or, to the knowledge the Company, threatened. The Company has (i) filed with or furnished, as applicable, all material reports, schedules, forms, statements, certifications, prospectuses, registration statements and other documents required to be filed or furnished, as applicable, by the Company under applicable Securities Laws (including those required to be filed or furnished with or to the applicable Canadian Securities Regulators and the SEC) since March 2, 2020, including all reports that the Company was required to file pursuant to Section 13 of the Exchange Act and (ii) submitted electronically and posted on its corporate website all Interactive Data Files that Parent was required to have submitted and posted since March 2, 2020, pursuant to Rule 405 of Regulation S-T. As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has not filed any confidential material change report with any Canadian Securities Regulators or the SEC which at the date hereof remains confidential. The Company is in compliance in all material respects with all current listing requirements of each of the NYSE and TSX, applicable to the Company.

(q)	Finder’s Fee. There is no person acting on its behalf in connection with the Investment who is entitled to any brokerage or finder’s fee that would be the responsibility of the Purchasers to pay.

(r)	Absence of Certain Changes or Events. Since March 31, 2020, there has not been any Effect that, individually or in the aggregate, has had a Material Adverse Effect.

(s)	Listing and Maintenance Requirements. The subordinate voting shares of the Company are listed for trading on the NYSE and the TSX. None of any Canadian Securities Regulator, the SEC or similar regulatory authority, the NYSE, the TSX or any other competent authority has issued any order to cease or suspend trading of any securities of the Company, and the Company has not taken any action that is reasonably likely to result in the delisting of the subordinate voting shares of the Company from the NYSE or the TSX.

(t)	Exempt Sale of Securities. Assuming the accuracy of the representations of the Purchasers in Section 12, the sale of the Preferred Shares pursuant to this Agreement and the issuance of the Underlying Subordinate Voting Shares upon conversion of the Preferred Shares in accordance with their terms is exempt from the prospectus delivery requirements of applicable Securities Laws, and no registration under the 1933 Act is required for the sale and delivery of the Preferred Shares and the Underlying Subordinate Voting Shares. Without limiting the foregoing, neither the Company nor, to the knowledge of the Company, any other person authorized by the Company to act on its behalf, has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”)) of or to investors with respect to offers or sales of the Preferred Shares. Neither the Company nor, to the knowledge of the Company, any person acting on its behalf has made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering or issuance of Preferred Shares under this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act that would result in none of Regulation D or any other applicable exemption from registration under the Securities Act to be available, nor will the Company take any action or steps that would cause the offering or issuance of Preferred Shares under this Agreement to be integrated with other offerings by the Company.

(u)	No Rights Agreement. The Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover agreement or plan.

(v)	Tax Matters.

(i)	With respect to its most recently concluded taxable year, the Company was not a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Based on the composition of its assets and income, the Company does not expect to be a PFIC for its current taxable year or in the foreseeable future.

(ii)	Except as would not, individually or in the aggregate, result in a Material Adverse Effect, the Company and each of its subsidiaries: (a) has prepared and timely filed (taking into account valid extensions of time within which to file) all Tax returns required to be filed by any of them, and all such Tax returns are true, correct, complete and accurate, (b) has timely paid all Taxes due and owing by it (whether or not shown on any Tax return) or upon its properties, assets or businesses except for Taxes which are being contested in good faith by appropriate proceedings and which have been adequately reserved against in accordance with IFRS, (c) has timely withheld, deducted or collected all Taxes required by applicable Law to be withheld, deducted or collected by it and has timely remitted same to the appropriate Governmental Authority.

(iii)	Except as would not, individually or in the aggregate, result in a Material Adverse Effect, there is no claim, audit, action, suit, proceeding or investigation now pending against or with respect to the Company or any of its subsidiaries in respect of any material Taxes.

(iv)	At no time in the 60 months immediately preceding and including Closing has more than 50% of the fair market value of the Preferred Shares been derived, directly or indirectly, from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), and (d) options in respect of, or interests in, or for civil law rights in, property described in any of (a) to (c), whether or not the property exists. As of the date hereof, the Company does not expect more than 50% of the fair market value of the Preferred Shares to be derived, directly or indirectly, from one or any combination property described in any of (a) to (d) above, whether or not the property exists.

(w)	No Other Representations. Except for the representations and warranties set forth in this Section 13, the Company makes no express or implied representation or warranty pursuant to this Agreement with respect to the Company or its subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its subsidiaries, and the Company hereby disclaims any such other representations or warranties. The Company acknowledges that it has not relied upon any representation or warranty made by the Purchasers, or any other person on the Purchasers’ behalf, except as specifically provided in Section 12 of this Agreement; provided, however, that, notwithstanding anything to the contrary herein, nothing in this Agreement shall operate to limit any claim by the Company for fraud.

14.	Indemnification.

(1)	The representations, warranties and covenants of the parties contained in this Agreement are made by such parties with the intent that they may be relied upon by the other parties to this Agreement in entering into this Agreement, assessing the Investment and consummating the Investment, and (A) from and after the Closing, each of the Purchasers, jointly and severally, covenants and agrees to indemnify and save harmless the Company (and its affiliates and the shareholders, officers, directors, employees, agents, members and partners of the Company and its affiliates), and (B) from and after the Closing, the Company covenants and agrees to indemnify and save harmless the Purchasers (and their respective affiliates and the shareholders, officers, directors, employees, agents, members and partners of each of the Purchasers and their respective affiliates), respectively, from and against all (i) civil or administrative penalties arising from violations or alleged violations of applicable Laws, (ii) losses, claims, damages, liabilities, fees, taxes, costs and expenses, including all amounts paid to settle actions or satisfy judgements or awards (provided that the indemnifying party has previously consented to such settlement), and (iii) reasonable legal fees and expenses relating to the above, in each case caused by or arising directly or indirectly by reason of any inaccuracy in or breach by either the Purchasers (in the case of the indemnity in favour of the Company) or the Company (in the case of the indemnity in favour of the Purchasers) of any representation, warranty or covenant under this Agreement. In connection with any amounts payable by the Company to any of the Purchaser under this Section 14, the Company will pay to the applicable Purchaser such additional amounts, reasonably determined in good faith by the Company, to account for the portion of such amounts payable by the Company to the applicable Purchaser under this Section 14 indirectly borne by the Purchaser as a result of such Purchaser’s ownership of the Preferred Shares and Underlying Subordinate Voting Shares. Notwithstanding anything herein to the contrary, in no event shall the Company or the Purchasers have any liability to the other (and affiliates and the shareholders, officers, directors, employees, agents, members and partners of any of the Purchasers and its affiliates or the Company and its affiliates, as applicable) pursuant to this Section 14 for any amounts in the aggregate in excess of the Purchase Price.

(2)	The Company hereby acknowledges and agrees that, with respect to this Section 14, each of the Purchasers is contracting on its own behalf and as agent for the other persons who may be indemnified pursuant to Section 14(1). In this regard, each of the Purchasers will act as trustee for such indemnified persons of the covenants of the Company under this Section 14 with respect to such indemnified persons, accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

(3)	Each of the Purchasers hereby acknowledges and agrees that, with respect to this Section 14, the Company is contracting on its own behalf and as agent for the other persons who may be indemnified pursuant to Section 14(1). In this regard, the Company will act as trustee for such indemnified persons of the covenants of the Purchasers under this Section 14 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

15.	Survival of Representations, Warranties and Covenants.

Each of the Purchasers and the Company agree that (i) the representations and warranties set forth in Sections 12(a), 12(b), 12(d), 13(a), 13(b), 13(c), 13(d), 13(e), 13(g) and 13(s) shall survive indefinitely, (ii) the representations and warranties set forth in Section 13(v) shall survive until the close of business on the 90th day following the expiration of the applicable statute of limitations with respect to such matters (giving effect to any waiver, mitigation or extension thereof), (iii) the other representations and warranties made by each of them in this Agreement, including pursuant to Sections 12 and 13 of this Agreement, and in any certificate delivered pursuant hereto, shall survive until the first anniversary of the Closing Date and (iv) all covenants to be performed following the Closing Date shall survive indefinitely. Notwithstanding anything contained herein to the contrary, any claims for indemnification asserted in connection with this Agreement and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Each of the Purchasers and the Company acknowledge and agree that in the event of a breach or threatened breach of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies, each non-breaching party shall be entitled to an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security), and each of the Purchasers and the Company agrees not to plead sufficiency of damages as a defence in such circumstances.

16.	Conduct of Business Prior to the Closing.

Between the date of this Agreement and the Closing, unless the Purchasers shall otherwise agree in writing or as contemplated by this Agreement or the Purchase Agreement, the Company shall not do or propose to do, directly or indirectly, any of the following without the prior written consent of the Purchasers:

(a)	amend or otherwise change its certificate of incorporation or bylaws; or

(b)	otherwise take or cause to be taken any action that, had such action or event occurred following the Closing, (i) would require or result in an adjustment to the conversion price of the Preferred Shares, as set forth in the Articles of Amendment or (ii) would require the consent of HPS Investment Partners, LLC or any of the Purchasers pursuant to Section 17 hereof.

17.	Post-Closing Matters.

(a)	For so long as the Purchasers, or affiliates thereof, in the aggregate, hold at least 5% of the issued and outstanding subordinate voting shares of the Company (assuming the conversion of the Preferred Shares), the Purchasers, collectively, shall be entitled to designate an observer to the Board, which observer shall be subject to the rights and obligations set out in the Observer Governance and Confidentiality Agreement.

(b)	The Company shall not without the prior written approval of HPS Investment Partners, LLC:

(i)	for so long as the Purchasers, or affiliates thereof, in the aggregate hold at least 7,142,857 Preferred Shares, issue any equity securities (including additional Preferred Shares) having rights or privileges equal or superior to the Preferred Shares, provided that, for greater certainty such approval requirement shall not apply to the issuance of any mandatorily convertible securities (including additional tangible equity units) ranking pari or junior to the Preferred Shares in right of payment for distributions or in a liquidation;

(ii)	amend, modify or repeal the Articles of the Company so as to disproportionately and adversely affect the rights and privileges of the Preferred Shares as compared to the subordinate voting shares of the Company; or

(iii)	for so long as the Purchasers, or affiliates thereof, in the aggregate hold at least 7,142,857 Preferred Shares, enter into any material transactions with an affiliate of the Company, excluding any of the following: (A) transactions with wholly-owned subsidiaries of the Company, (B) transactions requiring shareholder approval under applicable corporate Laws, Securities Laws or exchange rules, (C) transactions contemplated by the Registration Rights Agreement or the Investor Rights Agreements, and (D) transactions approved by a majority of the Company’s Independent Directors entitled to vote on the transactions.

(c)	The Company shall not without the prior written approval of HPS Investment Partners, LLC, such approval not to be unreasonably delayed, withheld or conditioned, consolidate, amalgamate or merge with or into any other entity unless (A) (a) it is the continuing entity (in the case of a merger or amalgamation), or (b) if it is not the continuing entity, the successor entity formed by such consolidation or amalgamation or into which it is merged (the “Successor Entity”) is a corporation organized and existing under the laws of Canada or any province or territory thereof, the United States of America or any state thereof, the District of Columbia or any territory thereof, and, in each case such Successor Entity expressly assumes, by an agreement to be bound by this Agreement, or by operation of law, all obligations of the Company under this Agreement and the Preferred Shares; provided that in the event of a consolidation, amalgamation or merger described in this clause (b) in which the Successor Entity is a corporation organized and existing under the laws of the United States of America or any state thereof, the District of Columbia or any territory thereof, (i) the Company and the Successor Entity shall pay, and indemnify each Purchaser from and against, any U.S. federal income Taxes (including any penalties or interest imposed thereon by a taxing authority other than resulting from the gross negligence of any Purchaser and any reasonable associated out-of-pocket costs and expenses) imposed on such Purchaser (or its direct or indirect members or partners) with respect to the Preferred Shares or any equity interests of the Successor Entity into which such Preferred Shares have been converted or exchanged pursuant to such consolidation, amalgamation or merger pursuant to Sections 871, 881, 897, 1441, 1442, or 1445 of the Code (and any successor provisions thereto and Treasury Regulations thereunder), including any such Taxes imposed by way of withholding and any such Taxes imposed on any payments made to or on behalf of a Purchaser pursuant to this Section 17(c) and (ii) each Purchaser shall, to the extent it is legally entitled to do so, provide to the Successor Entity an IRS Form W-9 or W-8, as applicable (and together with any required attachments) claiming any exemption from or reduction in such U.S. federal income tax to which it is legally entitled or (B) the Company elects to redeem all (but not less than all) of the Preferred Shares for cash pursuant to Section 5(b)(i) of the Articles of Amendment. Nothing in this subsection (c) shall limit the Company's rights under Section 6 (option to convert) and Section 5 (option to redeem) of the Articles of Amendment.

(d)	The Company covenants and agrees with the Purchasers that if in the Company’s reasonable judgment (i) the subordinate voting shares of the Company to be issued to the HPS Group in connection with a conversion described in Section 6(b) of the Articles of Amendment or that may be issued in connection with a redemption as described in Section 5(c) of the Articles of Amendment (A) would not be eligible to be offered, sold or otherwise transferred by a Purchaser that holds Preferred Shares pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”) (or any successor rule thereto), or (B) would be eligible to be offered, sold or otherwise transferred by such Purchaser that holds Preferred Shares pursuant to Rule 144 under the Securities Act with requirements as to volume, manner of sale, availability of current public information (whether or not then satisfied) or notice, and (ii) the circumstances described in clause (i) have not arisen by virtue of any member of the HPS Group becoming an affiliate of the Company after the date hereof through increasing its beneficial ownership in the subordinate voting shares of the Company where such increase in beneficial ownership is solely attributable to acquisitions of additional subordinate voting shares by HPS Group (other than through any accretion of the Preferred Shares, the optional or mandatory conversion of the Preferred Shares, the mandatory quarterly redemption by the Company of the Preferred Shares in the form of subordinate voting shares or otherwise through holding the Preferred Shares), then, to the extent a registration statement is not currently filed and effective, the Company will use its commercially reasonable efforts to file and maintain the effectiveness of such a shelf registration statement with respect to the subordinate voting shares issued to such Purchaser for the Purchaser to resell such subordinate voting shares, continuously during the period from, and including, the date the related conversion notice or Quarterly Redemption Notice (as defined in the Articles of Amendment), as applicable, is sent to, and including, (x) the one (1) year anniversary, in the case of such conversion notice, or (y) the forty fifth (45th) Trading Day (as defined in the Articles of Amendment), in the case of such Quarterly Redemption Notice, after the date such subordinate voting shares are issued.

18.	Commitment Fee.

In consideration of the Purchasers’ agreement to the Investment, the Company agrees to pay to the Purchasers a cash fee equal in the aggregate to [Redacted Amount] of the Purchase Price (the “Commitment Fee”). The Commitment Fee shall be payable as provided in Section 6(a).

19.	Governing Law.

Each of the Purchasers and the Company agree that this Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each of the Purchasers and the Company irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

20.	Third Party Beneficiaries.

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of, any person, other than the parties and the other indemnified parties set forth in Section 14(1). No person, other than the parties to this Agreement and the other indemnified parties set forth in Section 14(1) hereof (each of which shall be an intended third party beneficiary of this Agreement, and the Purchasers and the Company, in the case of such other indemnified parties, shall be entitled to enforce the indemnification in Section 14(1) on behalf of such other indemnified parties), is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

21.	Notices.

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

if to the Purchasers:	c/o HPS Investment Partners, LLC 40 W. 57th St, 33rd Floor New York, NY 10019
	Attention: Email:	[Redacted Contact Information] [Redacted Contact Information]

with a copy to:	Latham & Watkins LLP 885 Third Ave. New York, NY 10022 Attention: Peter Sluka Email: peter.sluka@lw.com

if to the Company:	GFL Environmental Inc. 100 New Park Place Suite 500 Vaughan, Ontario, L4K 0H9 Attention: [Redacted Contact Information] Email: [Redacted Contact Information]
with a copy to:	Stikeman Elliott LLP 5300 Commerce Court West, 199 Bay Street Toronto, ON, Canada M5L 1B9
	Attention: Email:	Jeffrey Singer and Jeff Hershenfield jsinger@stikeman.com and jhershenfield@stikeman.com

and with a copy to:	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017
Attention: Ryan Bekkerus Email: rbekkerus@stblaw.com

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery, if delivered before 5:00 p.m. on a Business Day in the place of delivery, or the next Business Day in the place of delivery, if not delivered on a Business Day or if sent after 5:00 p.m., and if sent by telecopier or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively given and received on the Business Day in the place of delivery next following the day it was transmitted. Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 21.

22.	Assignment and Transfer.

Each of the Purchasers and the Company agree that no party may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other parties. Notwithstanding the foregoing, (i) the Purchasers may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Company, to an affiliate, or to any fund, account or other investment vehicle manager by it or its affiliates, provided that (a) any such assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Purchasers contained herein and comply with the provisions of this Agreement, and shall deliver to the Company a duly executed undertaking to such effect in form and substance satisfactory to the Company, acting reasonably, and (b) where any rights of the Purchasers under this Agreement have been assigned, such rights shall only be exercised on behalf of all assignees and the Purchaser as provided for herein and (ii) the consent of the Company with respect to any assignments or transfers of rights and obligations under this Agreement by the Purchaser, shall not be unreasonably withheld, conditioned or delayed. For greater certainty, no assignment by the Purchasers or any assignee (each, an “Assignee”) of its rights hereunder shall relieve such Assignee of its obligations hereunder.

23.	Announcements.

No press release, public statement or announcement or other public disclosure (a “Public Statement”) with respect to this Agreement or the transactions contemplated in this Agreement may be made by either party except as required by Law or a Governmental Authority or with the prior written consent or the parties. Where the Public Statement is required by Law or a Governmental Authority, the party required to make the Public Statement will use its commercially reasonable efforts to obtain the approval of the other party as to the form, nature and extent of the disclosure.

24.	Entire Agreement; Amendment.

The Purchasers and the Company agree that this Agreement and any ancillary agreements contemplated hereby or thereby or entered into in connection herewith or therewith on or after the date hereof, contain, for good and valuable consideration, the entire agreement of the Purchasers and the Company relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein or therein. This Agreement may not be amended or modified in any respect except by written instrument duly authorized, executed and delivered by each of the Purchasers and the Company.

25.	Expenses.

The Company shall pay the reasonable and documented costs and expenses of the Purchasers in connection with the negotiation, preparation or execution of this Agreement, the Investment and all documents and instruments executed or delivered pursuant to this Agreement, including expenses related to the HSR Approval.

26.	Enurement.

The Purchasers and the Company agree that this Agreement is binding upon and enures to the benefit of each of the Purchasers and the Company and their respective permitted successors and assigns.

27.	Severability.

The Purchasers and the Company agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct. If, in any jurisdiction, any provision of this Agreement or portion thereof or the application thereof to any person or circumstance shall to any extent be restricted, invalid or unenforceable the parties will negotiate in good faith to amend this Agreement to implement the intentions set forth herein. Each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by Law.

28.	Interpretation.

The Purchasers and the Company agree that in and for the purposes of this Agreement:

(a)	“including” means including without limitation;

(b)	words importing the singular number only shall include the plural and vice versa and words importing any gender shall include all genders;

(c)	if a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(d)	the division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the Agreement’s interpretation;

(e)	“Acquisition” means the transaction of purchase and sale contemplated by the Purchase Agreement;

(f)	“affiliate” shall have the meaning specified in Rule 501(b) of Regulation D;

(g)	“Agreement” has the meaning set out in the first paragraph of this Agreement;

(h)	“Anti-Corruption Laws” shall mean all Laws of any jurisdiction applicable to the Company or any of the Company Subsidiaries from time to time concerning or relating to bribery or corruption, including anti-bribery provisions, false claims provisions, anti-gratuity provisions, provisions governing campaign contributions and lobbying, and other similar legislation in any other jurisdictions;

(i)	“Approvals” has the meaning set out in Section 10(a);

(j)	“Articles of Amendment” means the articles of amendment setting forth the terms of the Preferred Shares;

(k)	“Assignee” has the meaning set out in Section 22;

(l)	“Board” means the board of directors of the Company;

(m)	“Business Day” means any day other than a Saturday, Sunday or any day on which banks are generally not open for business in the City of Toronto or the City of New York. In the event that any action is required or permitted to be taken under this Agreement on or by a date that is not a Business Day, such action may be taken on or by the Business Day immediately following such date;

(n)	“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the provinces and territories of Canada and “Canadian Securities Regulator” means any one of them;

(o)	“Closing” has the meaning set out in Section 6;

(p)	“Closing Date” has the meaning set out in Section 6;

(q)	“Company” has the meaning set out in the first paragraph of this Agreement;

(r)	“Commitment Fee” has the meaning set out in Section 17(d);

(s)	“Designated Person” means a person or entity:

(i)	listed in the annex to, or otherwise subject to the provisions of, the Executive Order;

(ii)	named as a “Specially Designated National and Blocked Person” (“SDN”) on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list;

(iii)	in which an entity on the SDN list has 50% or greater ownership interest or that is otherwise controlled by an SDN; or

(iv)	included on Her Majesty’s Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by any other relevant sanctions authority;

(t)	“DRS” means the Direct Registration System;

(u)	“Economic Ownership” by a person of any securities includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has (i) beneficial ownership (as used for purposes of Rule 13d-3 adopted by the SEC under the Exchange Act) or (ii) an economic interest in such security as a result of any cash-settled total return swap transaction or any other swap, other derivative or “synthetic” ownership arrangement (in which case the number of securities with respect to which such person has economic ownership shall be determined by the Company in its reasonable judgment based on such person’s equivalent net long position); provided, however, that for purposes of determining Economic Ownership, a person shall be deemed to be the Economic Owner of any securities which may be acquired by such person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the giving of notice or the passage of time, including the giving of notice or the passage of time in excess of sixty (60) days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing), in each case, without duplication of any securities included pursuant to sub-clauses (i) or (ii) above. For purposes of this Agreement, a person shall be deemed to be the Economic Owner of any securities Economically Owned by any “group” (as defined in Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder) of which such person is or becomes a member. The term “Economically Own” shall have a correlative meaning;

(v)	“Environment” means ambient air, indoor air, surface water, drinking water, land surface, sediments, and subsurface strata & natural resources such as wetlands, flora and fauna;

(w)	“Environmental Claim” means any administrative, regulatory or judicial action, suits, demand letter, claim, lien, notice of noncompliance or violation, investigation (other than internal reports prepared by the Company or any of its Subsidiaries) with respect to any Environmental Liability (hereinafter “Claims”), including (i) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief pursuant to any Environmental Law;

(x)	“Environmental Laws” means Laws relating to pollution and the protection of the Environment or of human health (to the extent related to exposure to Hazardous Materials), including those related to the manufacture, generation, handling, transport, storage, treatment, Release or threatened Release of Hazardous Materials;

(y)	“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of the Company or any of its Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the Environment or (e) any contract or other written agreement pursuant to which liability is assumed or imposed with respect to any of the foregoing;

(z)	“Environmental Permits” means any permit, approval, identification number, license or other authorization required under any Environmental Law;

(aa)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(bb)	“Executive Order” means the Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism;

(cc)	“Financial Statements” has the meaning set out in Section 13(n);

(dd)	“Governmental Authority” means any (a) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, securities regulator or regulatory authority, board, bureau, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange;

(ee)	“Hazardous Materials” means any substance, pollutant or contaminant material or waste that is regulated, pursuant to or which can give rise to liability under any Environmental Law;

(ff)	“HPS Group” has the meaning set out in Section 17(b);

(gg)	“HSR Act” shall mean Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

(hh)	“HSR Approval” shall mean all applicable waiting periods (and any extension thereof) prescribed by the HSR Act having expired or having been terminated;

(ii)	“IFRS” means International Financial Reporting Standards which are issued by the International Accounting Standards Board, as adopted in Canada;

(jj)	“Independent Director” means a director of the Company that is independent as defined in National Instrument 52-110 – Audit Committees;

(kk)	“Investment” has the meaning set out in the first paragraph of this Agreement;

(ll)	“Investor Rights Agreements” means the investor rights agreements between the Company and each of (i) Patrick Dovigi, Sejosa Holdings Inc. and Josaud Holdings Inc., (ii) BCEC-GFL Holdings (Guernsey) L.P. and BCEC-GFL Borrower (Cayman) LP, (iii) OTPP Environmental Services Trust and (iv) Magny Cours Investment PTE LTD. and GFL Borrower II (Cayman) LP dated March 5, 2020, as the same may be amended or supplemented from time to time;

(mm)	“IP Rights” means all rights to intellectual property, whether arising under United States, Canadian, multinational or foreign laws or otherwise, including but not limited to patents, trademarks, service marks, trade names, copyrights, trade dress, logos, domain names, trade secrets, know-how and processes, design rights, social media or mobile identifiers and other intellectual property or proprietary rights therein, inventions (whether or not patentable), franchises, software, database rights, proprietary confidential information, and all applications or registrations for any of the foregoing;

(nn)	“Purchase Agreement” means the share purchase agreement between the Company, GFL Holdco (US), LLC, Gadus Holdings, LLC and Gadus Holdings Corporation dated August 12, 2020;

(oo)	“Laws” has the meaning set out in Section 3(a);

(pp)	“Material Adverse Effect” means any fact, circumstance, effect, event or change (“Effect”) that, individually or in the aggregate, would, or would reasonably be expected to result in a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its subsidiaries, taken as a whole, excluding any such Effect resulting from, relating to or arising from (a) the execution of this Agreement or any public disclosure after the date hereof relating thereto (provided that this clause (a) shall not be applied with respect to any non-contravention or similar representation or warranty), (b) changes in global, Canadian, United States or other foreign national or regional economic, financial, regulatory or geopolitical conditions or events, (c) changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, in each case, in Canada, the United States or in other markets, (d) changes or proposed changes in Laws affecting the Company or any of its subsidiaries or their customers or changes or proposed changes in generally accepted accounting principles or the interpretation of any of the foregoing, (e) changes in the Company’s and its subsidiaries’ industries or the segments thereof in general or the markets they operate in, or changes in the general business or economic conditions affecting such industries or markets, (f) national or international disasters, calamities, emergencies, the continuation or escalation of the COVID-19 pandemic or any military conflict, outbreak or escalation of hostilities or declared or undeclared war or act of foreign or domestic terrorism, (g) any failure by the Company or any of its subsidiaries to meet internal or published projections, forecasts or estimates (provided, however, that any Effect that caused or contributed to such failure shall not be excluded under this clause (g)) or (h) any change in the Company’s credit rating or in the market price of any of the Company’s securities (provided, however, that any Effect that caused or contributed to such change shall not be excluded under this clause (h)), except, in the cases of clauses (b) through (f), to the extent such fact, circumstance, event or change disproportionately affects the Company and its subsidiaries, taken as a whole, as compared to other persons engaged in the same industries in which the Company and its subsidiaries operate;

(qq)	“Notice” has the meaning set out in Section 21;

(rr)	“NYSE” means the New York Stock Exchange;

(ss)	“Observer Governance and Confidentiality Agreement” means the observer governance and confidentiality agreement between the Company and the observer designated by the Purchasers from time to time substantially in the form set out in Schedule “B”;

(tt)	“parties” has the meaning set out in Section 1;

(uu)	“Preferred Shares” has the meaning set out in the first paragraph of this Agreement;

(vv)	“Proceedings” has the meaning set out in Section 13(h);

(ww)	“Public Disclosure Documents” means those documents (including exhibits and schedules thereto and other information incorporated therein) in each case filed by or on behalf of the Company on SEDAR and EDGAR and publicly available on or after March 2, 2020 and prior to the date of this Agreement;

(xx)	“Public Statement” has the meaning set out in Section 23;

(yy)	“Purchase Price” has the meaning set out in the first paragraph of this Agreement;

(zz)	“Purchasers” has the meaning set out in the first paragraph of this Agreement and “Purchaser” means any one of them;

(aaa)	“Purchaser Material Adverse Effect” means any fact, circumstance, effect, event or change that, individually or in the aggregate, would, or would reasonably be expected to, prevent or materially impair or delay the ability of the Purchasers to consummate the transactions contemplated hereby;

(bbb)	“Registration Rights Agreement” means the third amended and restated registration rights agreement between the Company and certain shareholders dated March 5, 2020, as the same may be amended or supplemented from time to time;

(ccc)	“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the Environment or within, from or into any building, structure, facility, landfill or fixture;

(ddd)	“Sanctions Laws and Regulations” means any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Executive Order, the USA PATRIOT Act of 2001 (the “PATRIOT Act”), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.) or any other law or executive order relating to economic or financial sanctions administered by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Canadian Government (including the Department of Foreign Affairs and International Trade Canada and the Department of Public Safety Canada) or other relevant sanctions authority.; “Securities Laws” means all applicable securities laws in each of the provinces and territories of Canada and the United States and the respective rules, regulations, blanket orders and blanket rulings under such Laws together with applicable published policies, policy statements and notices of the Canadian Securities Regulators and the SEC;

(eee)	“SEC” means the Securities and Exchange Commission;

(fff)	“Securities Act” has the meaning set out in Section 17(d);

(ggg)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(hhh)	“Tax Act” means the Income Tax Act (Canada);

(iii)	“Taxes” means any and all local, domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other similar governmental charges, duties, impositions and liabilities imposed by any Governmental Authority in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, harmonized sales, value added, ad valorem, sales, capital, transfer, franchise, withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

(jjj)	“TSX” means the Toronto Stock Exchange;

(kkk)	“Underlying Subordinate Voting Shares” means the subordinate voting shares of the Company issuable upon conversion of the Preferred Shares in accordance with the terms thereof;

(lll)	the term “person” is to be broadly interpreted and includes an individual, a natural person, a firm, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, the government of a country or any political subdivision thereof, or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity; and

(mmm)	a person is deemed to be a subsidiary of another person if it is controlled directly or indirectly by that person, and includes a subsidiary of that subsidiary.

29.	One Voice Rule.

So long as HPS Investment Partners, LLC, together with funds, accounts or other investment vehicles managed or advised by it or its affiliates (collectively, “HPS”), holds, in the aggregate at least 50.1% of the then outstanding Preferred Shares, HPS Investment Partners, LLC (or such entity affiliated with it that is a Purchaser) shall be the sole representative of each of the Purchasers for all purposes of this Agreement (the “Purchaser Representative”). The Company shall be entitled to deal with the Purchaser Representative as the sole representative of the Purchasers and the Purchaser Representative shall have the unconditional and exclusive power and authority to exercise all of the rights and powers granted by the Company to the Purchasers pursuant to this Agreement. Upon HPS ceasing to own at least 50.1% of the then outstanding Preferred Shares, the Purchaser Representative shall be selected by the vote of the Purchasers holding in the aggregate at least 50.1% of the then outstanding Preferred Shares.

In the absence of bad faith or fraud, the Purchaser Representative shall not have any liability to the Purchasers whatsoever with respect to its actions, decisions and determinations, and shall be entitled to assume that all actions, decisions and determinations are fully authorized by each and every one of the Purchasers. The Purchaser Representative may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice. The Purchaser Representative shall not be entitled to any compensation for acting as such, but shall be entitled to obtain reimbursement from the Purchasers for any reasonable out of pocket expenses incurred by it in its capacity as Purchaser Representative.

30.	Further Assurances.

Each of the parties, upon the request of any of the other parties, whether before or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further reasonable acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the Investment that are consistent with the obligations of such parties under the terms of this Agreement and any other agreement between the parties

31.	Time of Essence.

The Purchasers and the Company agree that time is of the essence in this Agreement.

32.	Limitation of Liability.

Notwithstanding anything to the contrary set forth herein, in no event shall the Company, the Purchaser Representative or the Purchasers be liable for special, indirect, consequential or punitive damages; except for any such damages that are paid or owed to a third party or to the extent such damages were otherwise reasonably foreseeable on the date of this Agreement.

33.	Counterparts.

The parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the parties may rely on delivery by electronic delivery of an executed copy of this Agreement.

[The remainder of this page is intentionally left blank.]

Yours truly,

GFL ENVIRONMENTAL INC.

By:	/S/ Patrick Dovigi
Name: Patrick Dovigi
Title: President, Chief Executive Officer

Agreed as of this 12th    day of August     , 2020

HPS Investment Partners, LLC

By:	/S/ Mark Rubenstein
Name: Mark Rubenstein
Title: Managing Director

Schedule “A”

Purchasers’ Allocation

Purchaser	Number of Series A Perpetual Convertible Preferred Shares
HPS Investment Partners, LLC 40 W. 57th St, 33rd Floor New York, NY 10019 Attn: Email: [Redacted Contact Information]	28,571,428
Total:	28,571,428

Schedule “B”

Observer Governance and Confidentiality Agreement

[See attached]

[OBSERVER]

and

GFL ENVIRONMENTAL INC.

And

HPS Investment Partners, LLC

OBSERVER GOVERNANCE AND CONFIDENTIALITY AGREEMENT

●, 2020

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
OBSERVER RIGHTS

Section 2.1	Appointment of Observer	7
Section 2.2	Observer Rights	8

ARTICLE 3
OBSERVER OBLIGATIONS

Section 3.1	Corporate Opportunities	9
Section 3.2	Securities Laws Restrictions	9
Section 3.3	Company Internal Policies	9

ARTICLE 4
STANDSTILL

Section 4.1	Standstill	9

ARTICLE 5
CONFIDENTIALITY

Section 5.1	Obligation to Keep Confidential	11
Section 5.2	Permitted Use	11
Section 5.3	Exclusions	11
Section 5.4	Ownership	11
Section 5.5	Disclosures by Legal Process	11
Section 5.6	Return and Destruction of Confidential Information	12
Section 5.7	Survival	12

ARTICLE 6
MISCELLANEOUS

ADDENDA

SCHEDULE “A” COMPANY INTERNAL POLICIES

OBSERVER GOVERNANCE AND CONFIDENTIALITY AGREEMENT

THIS AGREEMENT made the _____ day of _________, 2020,

BETWEEN:

●,

(hereinafter referred to as the “Observer”),

- and -

GFL ENVIRONMENTAL INC., a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as the “Company”),

- and -

HPS INVESTMENT PARTNERS, LLC, a ●,

(hereinafter referred to as the “Investor”),

WHEREAS the Company and the Investor have entered into a subscription agreement (the “Subscription Agreement”), dated August 12, 2020 pursuant to which the Investor is entitled to appoint and replace from time to time a nominee, acceptable to the Company, as an observer (the “Designated Observer”) to attend meetings of the board of directors of the Company (the “Board of Directors”) in accordance with the terms and conditions hereof;

AND WHEREAS the Investor wishes for the Observer to act as the first Designated Observer under this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1      Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (Ontario);

“Affiliate” shall have the meaning specified in Rule 501(b) of Regulation D of the U.S. Securities Act.

“Appointment Notice” has the meaning given to such term in Section 2.1(2);

“Board of Directors” has the meaning given to such term in the recitals;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York and (b) a day on which banks are generally closed in the Province of Ontario or the State of New York;

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the provinces and territories of Canada and “Canadian Securities Regulator” means any one of them;

“Company” has the meaning given to such term in the recitals hereto;

“Company Internal Policies” means those internal policies of the Company listed on Schedule “A” hereto;

“Confidential Information” means any and all information, in any form or medium, written or oral, whether concerning or relating to the Company, its Affiliates, its and their officers and employees or any third party, (whether prepared by the Company or on behalf of the Company or otherwise, and irrespective of the form or means of communication and whether it is labeled or otherwise identified as confidential) that is furnished to or on behalf of the Observer by or on behalf of the Company at any time, whether before, upon or after the execution of this Agreement, including all oral and written information relating to financial statements, projections, evaluations, plans, programs, customers, suppliers, facilities, equipment and other assets, products, processes, manufacturing, marketing, research and development, trade secrets, know-how, patent applications that that have not been published, technology and other confidential information and intellectual property of the Company and its Affiliates and all matters and information discussed or reviewed at meetings of the Board of Directors or any committee thereof. “Confidential Information” shall be deemed to include all notes, analyses, studies, interpretations, memoranda and other documents, material or reports (in any form or medium) prepared by the Observer and his/her Affiliates that contain, reflect or are based upon, in whole or part, the information furnished to or on behalf of the Company;

“Convertible Preferred Shares” means the Series A perpetual convertible preferred shares in the capital of the Company;

“Designated Observer” has the meaning given to such term in the recitals;

“Governmental Authority” means any (a) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, securities regulator or regulatory authority, board, bureau, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange

“Investor” has the meaning given to such term in the recitals;

“Laws” any applicable domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, notice, order, injunction, judgment, decree, ruling or other similar requirement enacted, made, issued, adopted, promulgated or applied by a Governmental Authority of a competent jurisdiction

“Multiple Voting Shares” means the multiple voting shares in the capital of the Company;

“Observer” has the meaning given to such term in the recitals;

“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Authority that is binding on any Person or its property under applicable Law;

“Person” means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Authority;

“Representatives” means with respect to the Investor, the directors, officers, partners, managers, members, employees, advisors, agents, Affiliates, and other representatives of the Investor, including attorneys, accountants, consultants and financial advisors of the Investor;

“SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means all applicable securities laws in each of the provinces and territories of Canada and the United States and the respective rules, regulations, blanket orders and blanket rulings under such Laws together with applicable published policies, policy statements and notices of the Canadian Securities Regulators and the SEC;

“Shares” means, collectively, the Subordinate Voting Shares, Multiple Voting Shares and Convertible Preferred Shares;

“Standstill Period” means the period commencing on the date hereof and ending on the date that is 12 months from the end of the Term;

“Subordinate Voting Shares” means the subordinate voting shares in the capital of the Company;

“Subscription Agreement” has the meaning given to such term in the recitals;

“subsidiary” has the meaning ascribed to such term in the Act;

“Term” means term of this Agreement commencing on the date hereof and ending on the day on which the Investor’s right to nominate a Designated Observer has terminated in accordance with the Subscription Agreement;

“TSX” means the Toronto Stock Exchange or any successor thereto;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced.

Section 1.2      Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to currency of the United States;

(j)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

Section 1.3      Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

Section 1.4      Time of Essence

Time shall be of the essence of this Agreement.

Section 1.5      Governing Law and Submission to Jurisdiction

(1)	This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(2)	Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

Section 1.6      Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 1.7      Schedules

The following Schedule is attached to and forms an integral part of this Agreement:

Schedule “A” - Company Internal Policies

ARTICLE 2
OBSERVER RIGHTS

Section 2.1      Appointment of Observer

(1)	The Company hereby acknowledges that the Observer has been designated by the Investor as the first Designated Observer under this Agreement.

(2)	The Observer acknowledges that the Investor shall have the right, subject to the terms and conditions of this Agreement and the Subscription Agreement, to appoint, and by notice in writing to the Observer and the Company (the “Appointment Notice”) replace, from time to time a Designated Observer.

Section 2.2      Observer Rights

(1)	During the Term, the Company shall:

(a)	provide the Observer with notice, if any, of each meeting of the Board of Directors (telephonic or otherwise), in the same manner and at the same time as provided to the Board of Directors, including, without limitation, executive sessions;

(b)	provide to the Observer copies of all materials provided to the Board of Directors, in the same manner and at the same time as provided to the Board of Directors;

(c)	provide to the Observer drafts of all resolutions proposed for signature by the Board of Directors (in lieu of a meeting) before such resolutions are so signed, in the same manner and at the same time as provided to the Board of Directors; and

(d)	permit the Observer to attend each meeting of the Board of Directors (telephonic or otherwise), including, without limitation, any committee meeting of the Board of Directors or executive sessions, as an observer, except with respect to materials or resolutions, or attendance at such portions of any such meeting, in which (A) the subject matter relates to a transaction, proceeding or matter in which the Investor or its Affiliates or investee entities (other than the Company) are or may be interested parties, and where the participation in such portion of any such meeting by the Board Observer or access to Confidential Information relating to the Company would, upon the advice of counsel, give rise to a conflict of interest between the Investor and the Company, as determined by the Board of Directors in its sole discretion, (B) the Board of Directors determines, upon the advice of counsel, that such exclusion is reasonably necessary to preserve solicitor-client privilege, or (C) the Board of Directors determines, upon the advice of counsel, that such exclusion is reasonably necessary for the Company or its subsidiaries to comply with any of their respective confidentiality obligations. Notwithstanding the foregoing, each of the following committees of the Board of Directors shall be entitled to exclude the Observer from attending any meeting, or portion thereof, of such committee in its discretion: the Audit Committee and the Nomination, Governance and Compensation Committee.

(2)	The Company shall not be required to (i) pay any compensation to the Observer or (ii) provide any indemnification, or maintain coverage under any policies of directors' and officers' insurance, in favour of the Observer; provided, however, that the Company shall reimburse any reasonable costs or expenses incurred by the Observer in connection with his or her attendance at meetings of the Board of Directors, committee meetings of the Board of Directors and any executive sessions.

(3)	The Observer shall not have the right to vote at any meeting of the Board of Directors or be counted towards determining whether there is quorum for such meeting, but shall be entitled to participate in the discussions of the Board of Directors.

ARTICLE 3
OBSERVER OBLIGATIONS

Section 3.1      Corporate Opportunities

Neither the Observer nor the Investor, through the receipt of Confidential Information, shall appropriate corporate opportunities of the Company or any subsidiary, as applicable, which for the avoidance of doubt, shall exclude any opportunities that become available from a source other than the Company, are independently developed by the Investor, or are or become generally available to the public.

Section 3.2      Securities Laws Restrictions

Each of the Observer and Investor hereby acknowledges that Securities Laws impose restrictions on its and its investee entities’ ability to purchase, sell, trade or otherwise transfer securities of the Company until such time as material, non-public information received by the Observer or Investor becomes publicly available or is no longer material and the Observer or Investor further hereby agrees to comply with all such restrictions.

Section 3.3      Company Internal Policies

The Observer acknowledges receipt of a copy of each of the Company Internal Policies and agrees to abide by such Company Internal Policies, as the same may be amended from time to time, as if the Observer was a director of the Company.

ARTICLE 4
STANDSTILL

Section 4.1      Standstill

(1)	During the Standstill Period, each of the Observer and the Investor covenants and agrees with the Company that, (A) it shall not, (B) none of the Investor’s Affiliates shall, and (C) none of the Investor’s directors, officers or employees, in each case, directly or indirectly, alone or acting jointly or in concert with any other Person to:

(a)	acquire, agree to acquire, or offer or propose to acquire, whether by means of a purchase, tender or exchange offer, merger, business combination or in any other manner, beneficial ownership as defined in Rule 13d-3 under the U.S. Exchange Act of equity securities of the Company or its Affiliates, including any rights or options to acquire such ownership (including from any third Person), that would result in beneficial ownership as defined in Rule 13d-3 under the U.S. Exchange Act of more than 10% of the voting rights attaching to such equity securities, excluding (for purposes of calculating beneficial ownership in this Section 4.1(1)(a)) the Subordinate Voting Shares held by the Investor and its Affiliates and or investee entities as of [date subscription agreement is signed] and any Subordinate Voting Shares or other securities acquired by the Investor, its Affiliates and its investee entities after [date subscription agreement is signed] solely as a result of the Investor or its Affiliates holding the Convertible Preferred Shares issued under the Subscription Agreement;

(b)	offer or propose, or seek to effect, any merger, consolidation, acquisition of stock or assets, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to or involving the Company or its Affiliates;

(c)	initiate, or induce or attempt to induce any other Person or “group” (as defined in Section 13(d)(3) of the U.S. Exchange Act) to initiate, any shareholder proposal or tender offer for any securities of the Company or its Affiliates, any change of control of the Company or its Affiliates or the convening of a shareholders' meeting of the Company or its Affiliates for any purpose;

(d)	propose or seek to influence, change or control the management, the board of directors, governing instruments or policies or affairs of the Company or its Affiliates, or seek or obtain representation on the board of directors of the Company or its Affiliates, including in each case, without limitation, by means of a “solicitation” of “proxies” (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated pursuant to Section 14 of the U.S. Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)), contacting any Person relating to any of the matters set forth in this clause (d) or seeking to influence, advise or direct the vote of any holder of voting securities of the Company or its Affiliates or publicly making a request of the Company or its Affiliates; or

(e)	knowingly advise, assist or encourage any other Person in connection with any of the matters set forth in this Section 4.1(1).

(2)	Notwithstanding the foregoing, Affiliates of the Investor that make investment decisions independently from the Investor and that have not received Confidential Information from the Observer or the Investor shall not be limited in any way from (i) acquiring or offering to acquire, directly or indirectly, any company or business unit thereof that beneficially owns securities of the Company so long as (a) such entity’s prior acquisition of such securities was not made directly or indirectly on behalf of such Affiliate and (b) such entity’s ownership of such securities was not a primary factor in the decision to consummate such transaction, (ii) communicating privately with the Board of Directors or any member thereof regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (iii) communicating privately with shareholders of the Company and others in a manner that does not otherwise violate Section 4.1(1)(c), Section 4.1(1)(d) or Section 4.1(1)(e) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over such Investor or its Affiliates.

(3)	Notwithstanding the foregoing, neither the Observer nor the Investor and its Affiliates shall be restricted from (i) acquiring Subordinate Voting Shares upon the conversion or redemption of the Convertible Preferred Shares, (ii) acquiring equity securities issued from treasury by the Company, (iii) acquiring non-convertible debt securities or any loans of the Company or its subsidiaries, (iv) acquiring securities of the Company with the prior written consent of the Company, (v) participating in rights offerings conducted by the Company, (vi) receiving stock dividends or similar distributions made by the Company, (vii) tendering Shares to a take-over bid for such Shares with the consent of the Board of Directors, or (viii) disposing of Shares by operation of a statutory amalgamation, statutory arrangement or other statutory procedure involving the Company.

ARTICLE 5
CONFIDENTIALITY

Section 5.1      Obligation to Keep Confidential

Each of the Observer and the Investor will keep confidential and will treat confidentially all Confidential Information.

Section 5.2      Permitted Use

Each of the Observer and the Investor agrees that it will not disclose or use, for itself or for the benefit of any other Person, any Confidential Information. Notwithstanding the preceding sentence, during the Term the Observer shall be permitted to disclose Confidential Information to the Investor and its Representatives for the purpose of allowing the Investor to provide advice and assistance to the Company and its subsidiaries in respect of the operations of the Company and its subsidiaries, or for evaluating, monitoring or reviewing its then existing investment in the Company, and for no other purpose (including, for greater certainty, any purpose that could lead to a breach of Article 4 hereof).

Section 5.3      Exclusions

The term Confidential Information shall exclude: (a) any information that was generally available to the public prior to the date hereof, (b) any information that becomes generally available to the public (through no violation hereof by the Observer, the Investor or by any other Person of its obligations to keep confidential any Confidential Information); provided that a combination of information shall not be considered public merely because individual elements thereof are in the public domain, unless the actual combination of all the elements is in the public domain, (c) any information that becomes available to the Observer from a source other than the Company (provided that such source is not known by the Observer (after reasonable inquiry) to be bound by a legal, fiduciary or contractual obligation of confidentiality with respect to such information) or (d) is independently developed by the Observer without the use of or reference to any such information received under this Agreement.

Section 5.4      Ownership

Nothing in this Agreement is to be construed as granting the Observer or the Investor with any title, ownership, license or other right of interest with respect to the Confidential Information. The Company retains all right, title and interest in and to the Confidential Information.

Section 5.5      Disclosures by Legal Process

If the Observer or the Investor is requested or required to disclose any Confidential Information in connection with any legal or administrative proceeding or investigation, or is required by Law to disclose any Confidential Information, the Observer or the Investor, as applicable, will use commercially reasonable efforts to provide the Company with prompt written notice of any such request or requirement, unless prohibited by Law, so that the Company has an opportunity to seek a protective Order or other appropriate remedy or waive compliance with the provisions of this Agreement. If timely notice cannot be given, the Observer or the Investor, as applicable, agrees to make, at the Company’s sole expense, commercially reasonable efforts to seek a protective Order or confidential treatment from the applicable Governmental Authority for such information. If the Company waives compliance with the provisions of this Agreement with respect to a specific request or requirement, the Observer or the Investor, as applicable, shall disclose only that portion of the Confidential Information that is covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. If (in the absence of a waiver by the Company) the Company has not secured a protective Order or other appropriate remedy, and the Observer or the Investor, as applicable, is nonetheless then legally compelled to disclose any Confidential Information, the Observer or the Investor, as applicable, may, without liability hereunder, disclose only that portion of the Confidential Information that is necessary to be disclosed.

Section 5.6      Return and Destruction of Confidential Information

At the end of the Term or at any time upon written request by the Company, the Observer and the Investor shall promptly return to the Company or promptly destroy all Confidential Information (including, electronic copies) supplied by the Company to the Observer and, directly or indirectly, the Investor, without retaining any copy thereof, and the Observer and the Investor shall promptly destroy all Confidential Information prepared by or on its own behalf, together with copies thereof (including, without limitation, electronic copies), except that the Observer and the Investor shall be entitled to retain copies of the Confidential Information as necessary to comply with applicable Law.

Section 5.7      Survival

Notwithstanding the return or destruction of the Confidential Information as contemplated hereby or the expiry of the Term, the Observer and the Investor will continue to be bound by the terms of this Agreement with respect thereto, including all obligations of confidentiality until the later of (i) the expiry of the confidentiality agreement between the Company and the Investor dated May 28, 2020, and (ii) the expiry of the Standstill Period.

ARTICLE 6
MISCELLANEOUS

Section 6.1      Notices

(1)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(a)	in the case of the Observer:

[Address]

Attention:        ●

E-mail:            ●

with a copy to (other than in respect of any notice contemplated by Section 2.2):

[Legal Counsel]
[Address]

Attention:        ●

E-mail:

(b)	in the case of the Investor:

[Address]

Attention:        ●

E-mail:            ●

with a copy to (other than in respect of any notice contemplated by Section 2.2):

[Legal Counsel]
[Address]

Attention:        ●

E-mail:

(c)	in the case of the Company:

100 New Park Place Suite 500

Vaughan, Ontario

L4K 0H9

Attention:        [Redacted]

E-mail:            [Redacted]

(2)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(3)	Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 6.1.

Section 6.2      Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

Section 6.3      Assignment

This Agreement may not be assigned by the Observer or the Investor, except with the prior written consent of the Company, which consent may not be unreasonably withheld; provided that the Observer’s rights and obligations under this agreement shall be automatically assigned upon the Company’s receipt of an Appointment Notice from the Investor, in accordance with Section 2.1(2), which notice shall indicate the (i) removal of the Observer as a Designated Observer; (ii) the replacement of the Observer as Designed Observer, if any, and (iii) written agreement of any such replacement Observer as Designated Observer of the rights and obligations of the Observer under this Agreement.

Section 6.4      Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal Personal representatives, and permitted assigns.

Section 6.5      Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

Section 6.6      Right to Injunctive Relief

Each of the Observer and the Investor hereby acknowledges and agrees that in the event of a breach or threatened breach of any of his/her covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to the Company, the Company shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and the Observer and Investor hereby agree not to plead sufficiency of damages as a defence in such circumstances. From the date on which the Company provides notice to the Observer or the Investor, as applicable, of a bona fide claim or possible claim for a breach or threatened breach hereunder, the Company shall have no further obligations to the Observer or the Investor under Section 2.2 hereof unless and until such claim is abandoned or resolved substantially in the Observer's favour.

Section 6.7      Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties.

GFL ENVIRONMENTAL INC.

By:
Name:
Title:

HPS INVESTMENT PARTNERS, LLC

By:
Name:
Title:

[Observer]

SCHEDULE “A”

COMPANY INTERNAL POLICIES

(a)	Disclosure Policy

(b)	Insider Trading Policy

‘‘A”- 1

Schedule “C”

Ownership of Company Securities

[Redacted Share Ownership Information]

Exhibit A
Preferred Share Terms

[see attached]

ARTICLES OF AMENDMENT

PROVISIONS ATTACHING TO THE

SERIES A PERPETUAL CONVERTIBLE PREFERRED SHARES

To increase the authorized capital of the Company by creating a first series of preferred shares of the Company which shall consist of 28,571,428 shares designated as the “Series A Perpetual Convertible Preferred Shares” (the “Convertible Preferred Shares”, and each, a “Convertible Preferred Share”). In addition to the rights, privileges, restrictions and conditions attaching to the preferred shares as a class, the Convertible Preferred Shares shall have the following rights, privileges, restrictions and conditions. Capitalized terms not defined where used shall have the meanings ascribed to such terms in SECTION 7.

SECTION 1.           Liquidation Preference.

(a)            In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or upon any other return of capital or distribution of the assets of the Company among its shareholders, in each case for the purposes of winding up its affairs (a “Liquidation Event”), each Convertible Preferred Share entitles the holder thereof to receive and to be paid out of the assets of the Company available for distribution, before any distribution or payment may be made to a holder of any Subordinate Voting Shares or Multiple Voting Shares or any other shares ranking junior in such liquidation, dissolution or winding up to the Convertible Preferred Shares, an amount per Convertible Preferred Share equal to the greater of (i) the Liquidation Preference per Convertible Preferred Share (as adjusted in accordance with SECTION 1(b)), and (ii) and the amount such holder would have received had they instead converted such Convertible Preferred Share in accordance with SECTION 1(c) and SECTION 6(a) (in each case, the “Liquidation Amount”).

(b)            The “Liquidation Preference” per Convertible Preferred Share shall initially be equal to the Original Purchase Price. From and after the Original Issuance Date, the Liquidation Preference of each Convertible Preferred Share shall automatically increase on a daily basis, on the basis of a 360 day year consisting of twelve 30 day months, as of immediately before the close of business on each such day, at a rate of (i) 7% per annum from, and including, the Original Issuance Date to, but excluding, [September 30], 2027 ; (ii) at a rate of 8% per annum from, and including, [September 30], 2027 to, but excluding, [September 30], 2028; (iii) at a rate of 9% per annum from, and including [September 30], 2028; and (iv) at a rate of 13% per annum if the conditions set forth in SECTION 5(b)(ii) are satisfied (as applicable, the “Accretion Rate”) of the then-applicable Liquidation Preference, the amount of which increase shall compound quarterly on each March 31, June 30, September 30 and December 31 (each, a “Quarterly Compounding Date”); provided that if Company elects (or is deemed to elect) to pay the Quarterly Redemption Price for the quarter ending on such Quarterly Compounding Date in cash in accordance with SECTION 5(c), the Accretion Rate for such quarter shall be 6% per annum. The Liquidation Preference shall be proportionally adjusted for any splits, combinations and similar events on the Convertible Preferred Shares.

(c)            For greater certainty, prior to any Liquidation Event, each holder of Convertible Preferred Shares is entitled pursuant to SECTION 6(a), for a period of ten (10) Business Days following receipt of the written notice of such liquidation, dissolution or winding up, which shall be sent to the holders of the Convertible Preferred Shares as soon as practicable, to convert any or all outstanding Convertible Preferred Shares held by such holder into, for each Convertible Preferred Share held, a number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares equal to the then-applicable Conversion Amount and, subsequent to such conversion, such holder shall no longer be entitled to receive the Liquidation Preference with respect to any so converted Convertible Preferred Shares.

(d)            After payment to the holders of the Convertible Preferred Shares of the full amount to which they are entitled in respect of outstanding Convertible Preferred Shares pursuant to SECTION 1(a) (which, for greater certainty, have not been converted prior to such payment), such Convertible Preferred Shares will have no further right or claim to any of the assets of the Company.

(e)            In the case of any Liquidation Event, the Liquidation Preference shall be payable to holders of Convertible Preferred Shares in cash; provided, however, that to the extent the Company has, having exercised commercial reasonable efforts to make such payment, insufficient cash available to pay the Liquidation Preference in full in cash, the portion of the Liquidation Preference with respect to which the Company has insufficient cash (and the remaining portion of the Liquidation Amount, if and to the extent the Liquidation Amount exceeds the Liquidation Preference) may be paid in property or other assets of the Company. The value of any property or assets not consisting of cash that is distributed by the Company in satisfaction of any portion of the Liquidation Amount will equal the Fair Market Value thereof on the date of distribution.

SECTION 2.           Voting Rights. The holders of the Convertible Preferred Shares are entitled to receive notice of, attend and vote (in person or by proxy) at all meetings of the shareholders of the Company, except where holders of another class or series are entitled to vote separately as a class or series as provided in the Business Corporations Act (Ontario), applicable securities laws or the rules of any applicable stock exchange. Except as otherwise required by law, the holders of the Convertible Preferred Shares, the Subordinate Voting Shares and the Multiple Voting Shares will vote together as a single class on all matters submitted to a vote of the shareholders of the Company. The Convertible Preferred Shares shall confer the right to one (1) vote for each Convertible Preferred Share held at all such meetings of shareholders of the Company. The holders of the Convertible Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the articles of the Company to: (a) increase or decrease any maximum number of authorized Convertible Preferred Shares, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Convertible Preferred Shares; or (b) effect an exchange, reclassification or cancellation of the Convertible Preferred Shares; or (c) create a new class of shares equal or superior to the Convertible Preferred Shares. Each holder of Convertible Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of the Company at which such holder is entitled to vote, the number of Convertible Preferred Shares equal to the number of whole Subordinate Voting Shares into which such holder’s registered Convertible Preferred Shares are convertible pursuant to these share provisions as of the record date for the determination of shareholders entitled to vote at such shareholders meeting or, if no such record date is established, the date such vote is taken or any written resolution of shareholders is solicited. The holders of Convertible Preferred Shares will be entitled to notice of all shareholders meetings or proposed actions by written consent as if such holders were holders of Subordinate Voting Shares.

SECTION 3.           Dividends. The holders of Convertible Preferred Shares shall be entitled to receive only such dividends on the Convertible Preferred Shares, if any, as are expressly declared thereon by the Board of Directors and shall not be entitled to any other dividends. The holders of Convertible Preferred Shares shall not have the right to receive any dividends that are declared only with respect to the Subordinate Voting Shares or the Multiple Voting Shares, and nothing in these Articles of Amendment will restrict the declaration or payment of any dividends on the Subordinate Voting Shares or the Multiple Voting Shares to the exclusion of the Convertible Preferred Shares, provided, however, that the Company complies with the provisions of SECTION 6(e)(iii) in respect of an adjustment to the Conversion Price in connection with any such dividend.

SECTION 4.           Purchase for Cancellation. Subject to such provisions of the Business Corporations Act (Ontario) as may be applicable, the Company may at any time or times purchase (if obtainable) for cancellation all or any part of the Convertible Preferred Shares outstanding from time to time in one or more negotiated transactions at such price or prices as are determined by the Board of Directors and as may be agreed to with the relevant holders of the Convertible Preferred Shares. From and after the date of purchase of any Convertible Preferred Shares under the provisions of this SECTION 4, any shares so purchased shall be cancelled.

SECTION 5.           Redemption.

(a)            Except as expressly set out in this SECTION 5, the Company may not redeem any of the Convertible Preferred Shares.

(b)

(i)            If a Change of Control occurs, then, the Company may elect, at its sole option, to redeem for cash all (but not less than all) of the then outstanding Convertible Preferred Shares on the date (“Redemption Date”) that is twenty (20) Business Days following the effective date of the Change of Control at a price (the “Redemption Price”) per Convertible Preferred Share equal to the greater of (i) an amount equal to (a) 105% of the Liquidation Preference as of the Redemption Date if such Change of Control occurs within five (5) years following the Original Issuance Date or (b) 100% of the Liquidation Preference as of the Redemption Date if such Change of Control occurs more than five (5) years after the Original Issuance Date; and (ii) the Fair Market Value of the consideration such holder would have received had such holder converted its Convertible Preferred Shares in accordance with SECTION 6(a) with a Conversion Date immediately prior to the effective date of the Change of Control. The Company shall provide written notice (the “Redemption Notice”) of such redemption pursuant to this SECTION 5(b)(i), on the effective date of the Change of Control to the holders of record of the Convertible Preferred Shares as they appear in the records of the Company. The Redemption Notice must state: (A) briefly, the events causing such Change of Control; (B) the effective date of such Change of Control; (C) the Redemption Price as of the Redemption Date, and the calculations supporting the specified Redemption Price; (D) the name and address of the transfer agent; (E) that the Convertible Preferred Shares may be converted at any time before the Redemption Date; and (F) the procedures a holder must follow to require the Company to convert its Convertible Preferred Shares, including the name and address of the place to where the Convertible Preferred Shares are to be surrendered for payment of the Redemption Price. The Company shall, on the Redemption Date, pay the applicable Redemption Price, upon surrender of the certificates or DRS statement representing the Convertible Preferred Shares to be redeemed. Convertible Preferred Shares to be redeemed on the Redemption Date will, from and after such date, no longer be outstanding and the rights, privileges, restrictions and conditions attaching to the Convertible Preferred Shares (except the right to receive from the Company the applicable Redemption Price) shall cease and terminate with respect to such shares; provided that in the event that a Convertible Preferred Share is not redeemed due to a default in payment by the Company, such Convertible Preferred Share will remain outstanding and will be entitled to all rights, privileges, restrictions and conditions attaching to the Convertible Preferred Shares as provided herein (including continued increases in Liquidation Preference at the applicable Accretion Rate). For greater certainty, the holders of the Convertible Preferred Shares may, at any time prior to the Redemption Date, elect to convert any or all of their Convertible Preferred Shares pursuant to SECTION 6(a). To the extent the Convertible Preferred Shares are not redeemed or converted in connection with a Change of Control in accordance with this SECTION 5(b)(i), such Convertible Preferred Shares shall remain outstanding in accordance with their terms following such Change of Control (subject to any adjustments as may be required pursuant to SECTION 6(e)(v)).

(ii)           In the event that the Company does not elect to redeem for cash all (but not less than all) of the then outstanding Convertible Preferred Shares on the Redemption Date pursuant to SECTION 5(b)(i), then the Accretion Rate shall automatically increase to 13% on and after the date on which such Change of Control occurs for purposes of SECTION 1(b)(iv).

(iii)          For greater certainty, if a Change of Control occurs and results (or upon a completion would result) in a Change of Control, then, prior to the Redemption Date, each holder of Convertible Preferred Shares is entitled to convert, including prior to the occurrence of the Change of Control and in order to participate therein as a holder of Subordinate Voting Shares, at the option and election of such holder, any or all of the outstanding Convertible Preferred Shares held by such holder into Subordinate Voting Shares pursuant to SECTION 6(a).

(c)            Quarterly Redemption by the Company.

(i)            On [December 31, 2024] and on each Quarterly Compounding Date thereafter (each a “Quarterly Redemption Date”), at the Company’s option and election and upon its compliance with this SECTION 5(c)(i), the Company may redeem, on a pro rata basis if there is more than one holder, such number of the then outstanding Convertible Preferred Shares having an aggregate Liquidation Preference equal to the product of: (A) one quarter (1/4) of the applicable Accretion Rate for the quarter ending on the Quarterly Redemption Date, and (B) the aggregate Liquidation Preference of all of the then outstanding Convertible Preferred Shares (rounded to the nearest whole number) as of the applicable Quarterly Redemption Date, at a price (the “Quarterly Redemption Price”) per Convertible Preferred Share equal to the Liquidation Preference as of the applicable Quarterly Redemption Date. The Quarterly Redemption Price shall be paid, at the election of the Company, in cash or, if the Liquidity Conditions are satisfied, by issuing to the holder(s) such number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares determined per Convertible Preferred Share so redeemed by dividing (i) the Quarterly Redemption Price by (ii)  97% of the Current Market Price of the Subordinate Voting Shares on the date of the applicable Quarterly Redemption Notice. The Company shall provide written notice (the “Quarterly Redemption Notice”) to the holders of record of the Convertible Preferred Shares as they appear in the records of the Company pursuant to this SECTION 5(c)(i), on or prior to the fifth (5th) Business Day prior to each Quarterly Redemption Date. The Quarterly Redemption Notice must state: (A) that such Convertible Preferred Shares have been called for redemption and, briefly, the quarterly redemption requirement; (B) the applicable Liquidation Preference and Accretion Rate, (C) the number of Convertible Preferred Shares to be redeemed on such Quarterly Redemption Date, (D) the Quarterly Redemption Price as of the Quarterly Redemption Date, and the calculations supporting the specified Quarterly Redemption Price, (E) whether the Company elects to pay the Quarterly Redemption Price in cash or in Subordinate Voting Shares, provided if no such election is made, the Company shall have been deemed to have elected cash; (F) that the Convertible Preferred Shares may be converted at any time before the Quarterly Redemption Date; (G) the name and address of the transfer agent; and (H) the name and address of the place to where the Convertible Preferred Shares are to be surrendered for payment of the Quarterly Redemption Price. The Company shall, on the Quarterly Redemption Date, pay the applicable Quarterly Redemption Price, upon surrender of the certificates or DRS statements representing the Convertible Preferred Shares to be redeemed. Convertible Preferred Shares to be redeemed on the Quarterly Redemption Date will, from and after such date, no longer be outstanding and the rights, privileges, restrictions and conditions attaching to the Convertible Preferred Shares (except the right to receive from the Company the applicable Quarterly Redemption Price) shall cease and terminate with respect to such shares; provided that in the event that a Convertible Preferred Share is not redeemed due to a default in payment by the Company, such Convertible Preferred Share will remain outstanding and will be entitled to all rights, privileges, restrictions and conditions attaching to the Convertible Preferred Shares as provided herein (including continued increases in Liquidation Preference at the applicable Accretion Rate).

(ii)           If the Company elects to pay the Quarterly Redemption Price in Subordinate Voting Shares, no fractional Subordinate Voting Shares will be issued upon the payment of the Quarterly Redemption Price. In lieu of fractional shares, the Company shall, subject to the last sentence hereof, round to the nearest whole number, the number of Subordinate Voting Shares to be issued upon payment of the applicable Quarterly Redemption Price. If more than one Convertible Preferred Share is being redeemed at one time by or for the benefit of the same holder, then the number of full Subordinate Voting Shares issuable upon such redemption will be calculated on the basis of the aggregate number of Convertible Preferred Shares redeemed by or for the benefit of such holder at such time.

(d)            Optional Redemption by the Company.

(i)            On and after the five (5) year anniversary of the Original Issuance Date, at the Company’s option and election and upon its compliance with this SECTION 5(d)(i), all (but not less than all) of the then outstanding Convertible Preferred Shares may be redeemed at a price (the “Optional Redemption Price”) per Convertible Preferred Share equal to (a) 105% of the Liquidation Preference as of the Optional Redemption Date if such redemption occurs prior to the six (6) year anniversary of the Original Issuance Date; (b) 103% of the Liquidation Preference as of the Optional Redemption Date if such redemption occurs after the six (6) year anniversary of the Original Issuance Date and prior to the seven (7) year anniversary of the Original Issuance Date; or (c) 100% of the Liquidation Preference as of the Optional Redemption Date if such redemption occurs after the seven (7) year anniversary of the Original Issuance Date. The Company shall provide written notice (the “Optional Redemption Notice”) of such redemption pursuant to this SECTION 5(d), no less than ten (10) days and no more than sixty (60) days prior to the date set for the redemption (the “Optional Redemption Date”) to the holders of record of the Convertible Preferred Shares as they appear in the records of the Company. The Optional Redemption Notice must state: (A) that the Convertible Preferred Shares have been called for redemption and, briefly, the optional redemption right; (B) the Optional Redemption Price as of the Optional Redemption Date, and the calculations supporting the specified Optional Redemption Price, (C) that the Convertible Preferred Shares may be converted at any time before the Optional Redemption Date; (D) the name and address of the transfer agent; and (E) the name and address of the place to where the Convertible Preferred Shares are to be surrendered for payment of the Optional Redemption Price. The Company shall, on the Optional Redemption Date, pay the applicable Optional Redemption Price, upon surrender of the certificates or DRS statements representing the Convertible Preferred Shares to be redeemed. Convertible Preferred Shares to be redeemed on the Optional Redemption Date will, from and after such date, no longer be outstanding and the rights, privileges, restrictions and conditions attaching to the Convertible Preferred Shares (except the right to receive from the Company the applicable Optional Redemption Price) shall cease and terminate with respect to such shares; provided that in the event that a Convertible Preferred Share is not redeemed due to a default in payment by the Company, such Convertible Preferred Share will remain outstanding and will be entitled to all rights, privileges, restrictions and conditions attaching to the Convertible Preferred Shares as provided herein (including continued increases in Liquidation Preference at the applicable Accretion Rate). For greater certainty, the holders of the Convertible Preferred Shares may, at any time prior to the Optional Redemption Date, elect to convert any or all of their Convertible Preferred Shares pursuant to SECTION 6(a).

SECTION 6.           Conversion.

Each Convertible Preferred Share is convertible into Subordinate Voting Shares as provided in this SECTION 6.

(a)            Conversion at the Option of Holders of Convertible Preferred Shares. Each holder of Convertible Preferred Shares is entitled to convert, at any time and from time to time, at the option and election of such holder, any or all outstanding Convertible Preferred Shares held by such holder into a number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares equal to the number (the “Conversion Amount”) determined per each Convertible Preferred Share so converted by dividing (i) the Liquidation Preference (as adjusted pursuant to SECTION 1(b) to the applicable Conversion Date) for each Convertible Preferred Share to be converted by (ii) the Conversion Price (which Conversion Price shall be adjusted from time to time as provided in SECTION 6(e)) in effect on the Conversion Date. The “Conversion Price” is initially US$25.20, as adjusted from time to time as provided in SECTION 6(e). In order to convert the Convertible Preferred Shares into Subordinate Voting Shares pursuant to this SECTION 6(a), the holder must surrender the certificates or DRS statements representing such Convertible Preferred Shares, accompanied by transfer instruments reasonably satisfactory to the Company, at the office of the Company or its transfer agent for the Convertible Preferred Shares (as directed by the Company), together with the prescribed form of written notice, set forth on the Convertible Preferred Share certificates or DRS statement, that such holder elects to convert all or such number of shares represented by such certificates or DRS statement as specified therein. Notwithstanding the foregoing, the right of conversion may be exercised as to any portion of such holder’s Convertible Preferred Shares from time to time; provided that, in each case, no right of conversion may be exercised by a holder in respect of fewer than 47,619 Convertible Preferred Shares (unless such conversion is in respect of all Convertible Preferred Shares held by such holder).

(b)            Conversion at the Option of the Company.

(i)            If the Liquidity Conditions are satisfied, on and after the three (3) year anniversary of the Original Issuance Date, at the Company’s option and election and upon its compliance with this SECTION 6(b)(i), all (but not less than all) outstanding Convertible Preferred Shares shall be converted into a number of duly authorized, validly issued, fully paid and non-assessable Subordinate Voting Shares equal to the then-applicable Conversion Amount per each Convertible Preferred Share so converted, upon written notice by the Company to holders of record of the Convertible Preferred Shares as they appear in the records of the Company notifying such holders of the conversion contemplated by this SECTION 6(b)(i), which conversion shall occur on the tenth (10th) Business Day following the date of such notice, which Conversion Date shall be specified in such notice, provided, that such notice may be delivered by the Company (and such Convertible Preferred Shares may be converted into Subordinate Voting Shares pursuant to this SECTION 6(b)(i)) only if the Closing Price (or, if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) per Subordinate Voting Share for at least twenty (20) Trading Days during any period of thirty (30) consecutive Trading Days ending on, and including, the Trading Day immediately before the date on which such notice is delivered by the Company was equal to or greater than (x) at least 160% of the Conversion Price if such conversion occurs after the three (3) year anniversary of the Original Issuance Date and prior to the four (4) year anniversary of the Original Issuance Date; (y) at least 150% of the Conversion Price if such conversion occurs after the four (4) year anniversary of the Original Issuance Date and prior to the five (5) year anniversary of the Original Issuance Date; and (z) at least 140% of the Conversion Price if such conversion occurs after the five (5) year anniversary of the Original Issuance Date.

(ii)            Such notice of conversion at the option of the Company pursuant to SECTION 6(b)(i) must state:

(A)            that the Company has exercised its conversion right pursuant to SECTION 6(b)(i), briefly describing such conversion right;

(B)            the Conversion Date for such conversion and the date scheduled for the settlement of such conversion;

(C)            the name and address of the transfer agent;

(D)            that Convertible Preferred Shares subject to conversion pursuant to SECTION 6(b)(i) may be converted earlier at the option of the holders thereof pursuant to SECTION 6(a) at any time before such Conversion Date; and

(E)            the Conversion Price in effect on such Conversion Date.

(c)            Fractional Shares. No fractional Subordinate Voting Shares will be issued upon conversion of the Convertible Preferred Shares. In lieu of fractional shares the Company shall, subject to the last sentence hereof, round to the next whole number, the number of Subordinate Voting Shares to be issued upon conversion of the Convertible Preferred Shares. If more than one Convertible Preferred Share is being converted at one time by or for the benefit of the same holder, then the number of full Subordinate Voting Shares issuable upon conversion will be calculated on the basis of the aggregate number of Convertible Preferred Shares converted by or for the benefit of such holder at such time, and if all of the Convertible Preferred Shares held by a holder are being converted at the same time, then the number of full Subordinate Voting Shares issuable upon conversion will be calculated on the basis of the aggregate number of Convertible Preferred Shares converted by or for the benefit of such holder at such time, with any resulting fractional entitlement being rounded to the nearest whole number.

(d)            Mechanics of Conversion.

(i)            On the second Business Day immediately succeeding the Conversion Date, the Company shall issue and deliver to each holder of Convertible Preferred Shares the number of Subordinate Voting Shares to which such holder is entitled in exchange for the certificates or DRS statement formerly representing Convertible Preferred Shares. Such conversion will be deemed to have been made on the Conversion Date, and the person entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Subordinate Voting Shares on such Conversion Date. In case fewer than all the Convertible Preferred Shares represented by any certificate or DRS statement are to be converted, a new certificate or DRS statement shall be issued representing the unconverted Convertible Preferred Shares without cost to the holder thereof, except for any documentary, stamp or similar issue or transfer tax due because any certificates DRS statement for Subordinate Voting Shares or Convertible Preferred Shares are registered in a name other than the name of the converting holder. The Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Subordinate Voting Shares upon conversion or due upon the issuance of a new certificate or DRS statement for any Convertible Preferred Shares not converted other than any such tax due because Subordinate Voting Shares or a certificate DRS statement for Convertible Preferred Shares are issued in a name other than the name of the converting holder, which shall be paid by the converting holder.

(ii)           From and after the Conversion Date, the Convertible Preferred Shares to be converted on such Conversion Date will no longer be outstanding, and all rights and privileges of the holder thereof as a holder of Convertible Preferred Shares (except the right to receive from the Company the Subordinate Voting Shares upon conversion) shall cease and terminate with respect to such shares.

(iii)          All Subordinate Voting Shares issued upon conversion of the Convertible Preferred Shares will, upon issuance by the Company, be duly and validly issued, as fully paid and non-assessable Subordinate Voting Shares in the capital of the Company.

(e)            Adjustments to Conversion Price.

(i)            Adjustments for issuances of subordinate voting shares, share splits and share combinations. If the Company shall, at any time and from time to time while any Convertible Preferred Shares are outstanding, issue Subordinate Voting Shares as a dividend or distribution to all or substantially all holders of its Subordinate Voting Shares or the Company shall effect a share split or share combination of Subordinate Voting Shares into a greater or lesser number of Subordinate Voting Shares (in each case excluding an issuance solely pursuant to a Capital Reorganization, as to which SECTION 6(e)(vi) will apply), then the then-applicable Conversion Price will be adjusted in accordance with the following formula:

where

CP0 = the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution or immediately prior to the open of business on the Effective Date for such share split or share combination, as the case may be;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date or immediately after the open of business on such Effective Date, as the case may be;

OS0 = the number of Subordinate Voting Shares outstanding immediately prior to the close of business on such Record Date or immediately prior to the open of business on such Effective Date, as the case may be (in either case, prior to giving effect to such event); and

OS1 = the number of Subordinate Voting Shares that would be outstanding immediately after, and solely as a result of, such dividend, distribution, share split or share combination.

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(i) shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the Effective Date for such share split or share combination, as the case may be. If any dividend or distribution of the type described in this SECTION 6(e)(i) is declared but not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to make such dividend or distribution, to such Conversion Price that would be in effect if such dividend or distribution had not been declared. For the purposes of this SECTION 6(e)(i), the number of Subordinate Voting Shares outstanding immediately prior to the close of business on the Record Date for such dividend or distribution or the open of business on the Effective Date for such share split or share combination, as applicable, shall not include shares held in treasury by the Company but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of Subordinate Voting Shares. The Company shall not pay any such dividend or make any such distribution on Subordinate Voting Shares held in treasury by the Company.

(ii)            Adjustments for certain rights, options and warrants. If the Company shall, at any time or from time to time, while any Convertible Preferred Shares are outstanding, issue to all or substantially all holders of Subordinate Voting Shares rights, options or warrants (other than rights issued pursuant to a shareholder rights plan, as to which SECTION 6(e)(iv)(B) and SECTION 6(e)(xii) will apply) entitling such holders, for a period of up to 45 calendar days from the date of issuance of such rights, options or warrants, to subscribe for or purchase Subordinate Voting Shares at a price per share less than the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, then the then-applicable Conversion Price shall be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the opening of business on the Record Date for such issuance;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

OS0 = the number of Subordinate Voting Shares outstanding immediately prior to the close of business on such Record Date;

X = the total number of Subordinate Voting Shares issuable pursuant to such rights, options or warrants; and

Y = the total number of Subordinate Voting Shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance.

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(ii) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the Record Date for such issuance. In the event that such rights, options or warrants described in this clause (ii) are not so issued, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to issue such rights, options or warrants, to such Conversion Price that would then be in effect if such issuance had not been declared. To the extent that such rights, options or warrants are not exercised prior to their expiration or Subordinate Voting Shares are otherwise not delivered pursuant to such rights, options or warrants upon the exercise of such rights, options or warrants, the Conversion Price shall be readjusted, effective as of the date of such expiration or the date it is determined such shares will not be delivered, as the case may be, to such Conversion Price that would then be in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of Subordinate Voting Shares actually delivered.

In determining whether any rights, options or warrants entitle the holders thereof to subscribe for or purchase Subordinate Voting Shares at less than the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate price payable to exercise such rights, options or warrants, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

For the purposes of this SECTION 6(e)(ii), the number of Subordinate Voting Shares at the time outstanding shall not include shares held in treasury by the Company but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of Subordinate Voting Shares. The Company shall not issue any such rights, options or warrants in respect of Subordinate Voting Shares held in treasury by the Company.

(iii)            Adjustments for Payment of Cash Dividends. If the Company makes a dividend or distribution consisting exclusively of cash to all or substantially all holders of Subordinate Voting Shares (excluding (1) any regular quarterly dividend that does not exceed US$0.01 per Subordinate Voting Share (“Dividend Threshold Amount”), (2) any cash that is distributed in, and will constitute Reference Property as a result of, a Capital Reorganization in exchange for Subordinate Voting Shares and (3) any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company), then the Conversion Price shall be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

CP1 = the Conversion Price in effect immediately after the close of business on the Record Date for such dividend or distribution;

SP0 = the average of the Closing Prices per Subordinate Voting Share (if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such dividend or distribution;

T = the Dividend Threshold Amount; provided that if the dividend or distribution is not a regular quarterly cash dividend, the Dividend Threshold Amount shall be deemed to be zero; and

C = the amount in cash per share the Company distributes to holders of Subordinate Voting Shares.

The Dividend Threshold Amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the Conversion Price is adjusted, but no adjustment shall be made to the Dividend Threshold Amount for any adjustment made to the Conversion Price pursuant to this SECTION 6(e)(iii).

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(iii) shall become effective immediately after the close of business on the Record Date for such dividend or distribution.

If any dividend or distribution of the type described in this SECTION 6(e)(iii) is declared but not so paid or made, the Conversion Price shall again be adjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Conversion Price which would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing decrease, each holder of Convertible Preferred Shares shall receive at the same time and upon the same terms as holders of Subordinate Voting Shares, the amount of cash as a dividend on the Convertible Preferred Shares that such holder would have received if such holder owned a number of Subordinate Voting Shares at the Conversion Price in effect immediately prior to the close of business on the Record Date for such cash dividend or distribution.

(iv)          Adjustments for certain distributions.

(A) If the Company shall, at any time and from time to time while any Convertible Preferred Shares are outstanding, distribute to all or substantially all holders of the Subordinate Voting Shares any shares of Capital Stock (other than Subordinate Voting Shares), evidences of the Company’s indebtedness, assets or rights, options or warrants to acquire Capital Stock, indebtedness or assets (excluding (1) any dividend or distribution (including share splits or share combinations) as to which an adjustment was effected pursuant to SECTION 6(e)(i), (2) any rights, options or warrants as to which an adjustment was effected pursuant to Section 6(e)(ii), (3) except as otherwise described in SECTION 6(e)(xiii), rights issued pursuant to any shareholder rights plan of the Company then in effect, (4) any dividend or distribution described in SECTION 6(e)(iii), (5) distributions of Reference Property in a transaction described in SECTION 6(e)(vi) and (6) any Spin-Off to which the provisions set forth in SECTION 6(e)(iv)(B) shall apply, then the applicable Conversion Price will be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

SP0 = the average of the Closing Prices per Subordinate Voting Share for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such dividend or distribution; and

FMV = the Fair Market Value on such Record Date of the shares, evidences of indebtedness, assets or rights, options or warrants so distributed, expressed as an amount per Subordinate Voting Share.

Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing decrease, each holder of Convertible Preferred Shares shall receive at the same time and upon the same terms as holders of Subordinate Voting Shares, the kind and amount of the Company’s shares, evidences of indebtedness, assets or rights, options or warrants that such holder would have received if such holder owned a number of Subordinate Voting Shares at the Conversion Price in effect immediately prior to the close of business on the Record Date for such dividend or distribution.

Any adjustment to the Conversion Price made pursuant to this SECTION 6(e)(iv)(A) shall become effective immediately after the close of business on the Record Date for such dividend or distribution. In the event that such distribution described in this SECTION 6(e)(iv)(A) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been announced.

(B)  In a Spin-Off, the Conversion Price will be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the open of business on the Ex-Date for the Spin-Off;

CP1 = the Conversion Price in effect immediately after the open of business on the Ex-Date for the Spin-Off;

FMV0 = the average of the Closing Prices (as if references to “Subordinate Voting Shares” therein were references to such shares or similar equity interest distributed to holders of Subordinate Voting Shares) of the shares or similar equity interests so distributed applicable to one Subordinate Voting Share for the 10 consecutive Trading Day period commencing on, and including, the Ex-Date for the Spin-Off (the “Valuation Period”); and

MP0 = the average of the Closing Prices per Subordinate Voting Share for the Valuation Period.

Any adjustment made pursuant to this clause (vi)(B) will be calculated immediately after the close of business on the last Trading Day of the Valuation Period but shall be given effect as of immediately after the open of business on the Ex-Date for the Spin-Off; provided that, if any Conversion Date occurs during the Valuation Period, the Company shall, to the extent necessary, delay any settlement of such conversion until the second Business Day after the last day of the Valuation Period. In the event that such distribution described in this clause (vi)(B) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such distribution, to the Conversion Price that would then be in effect if such distribution had not been announced. The Company shall not make any such dividend or distribution on Subordinate Voting Shares held in treasury by the Company.

(v)           Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries successfully completes a tender offer or exchange offer for Subordinate Voting Shares (other than a normal course issuer bid under applicable Canadian securities laws) where the cash and the value of any other consideration included in the payment per Subordinate Voting Share validly tendered or exchanged exceeds the average of the Closing Prices per Subordinate Voting Share for the 10 consecutive Trading Day period (the “Averaging Period”) commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer (the “Tender Offer Expiration Date”), then the Conversion Price will be adjusted based on the following formula:

where,

CP0 = the Conversion Price in effect immediately prior to the close of business on the Tender Offer Expiration Date;

CP1 = the Conversion Price in effect immediately after the close of business on the Tender Offer Expiration Date;

SP0 = the average of the Closing Prices per Subordinate Voting Share over the Averaging Period;

OS0 = the number of Subordinate Voting Shares outstanding immediately prior to the Tender Offer Expiration Date, prior to giving effect to the purchase of any shares accepted for purchase or exchange in such tender offer or exchange offer;

AC = the aggregate value of all cash and the Fair Market Value (as determined by the Board of Directors) on the Tender Offer Expiration Date of any other consideration paid or payable for Subordinate Voting Shares acquired pursuant to such tender offer or exchange offer; and

OS1 = the number of Subordinate Voting Shares outstanding immediately after the Tender Offer Expiration Date, after giving effect to the purchase of all shares accepted for purchase or exchange in such tender offer or exchange offer.

The Conversion Price will in no event be adjusted up pursuant to this SECTION 6(e)(v), except to the extent provided in the last sentence of this paragraph. Any adjustment to the Conversion Price pursuant to this SECTION 6(e)(v) will be calculated as of the close of business on the last Trading Day of the Averaging Period, but shall be given effect immediately after the close of business on the Tender Offer Expiration Date; provided that, if any Conversion Date occurs during the Averaging Period, the Company shall, if necessary, delay any settlement of such conversion until the second Business Day after the last day of the Averaging Period. If the Company or one of its Subsidiaries is obligated to purchase Subordinate Voting Shares pursuant to any such tender or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall be readjusted to be such Conversion Price that would then be in effect if such tender or exchange offer had not been made.

(vi)         Capital Reorganization Events. In the case of:

(A)            any consolidation, amalgamation or merger of the Company with or into another Person (other than a merger, amalgamation or consolidation in which the Company is the continuing or surviving corporation and in which the Subordinate Voting Shares outstanding immediately prior to the merger, amalgamation or consolidation are not exchanged for cash, securities or other property of the Company or another Person);

(B)            any direct or indirect sale, lease, assignment, transfer or conveyance of all or substantially all of the Company’s consolidated property or assets;

(C)            any reclassification of Subordinate Voting Shares into securities, including securities other than the Subordinate Voting Shares (other than changes in par value, if any, or resulting from a subdivision or combination); or

(D)            any statutory exchange of securities of the Company with another Person (other than in connection with a merger or acquisition);

in each case, as a result of which the Subordinate Voting Shares would be converted into, or exchanged for, securities, cash or other property (each, a “Capital Reorganization”), then, at and after the effective time of such Capital Reorganization, the right to exchange each Convertible Preferred Share shall be changed into a right to exchange such share into the kind and amount of shares, cash, other securities or other property or assets (or any combination thereof) that a holder of a number of Subordinate Voting Shares equal to the Conversion Amount (with respect to such Convertible Preferred Share) immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the “Reference Property”, with each unit of Reference Property being the kind and amount of Reference Property that a holder of one Subordinate Voting Share would have received in such Capital Reorganization).

Prior to or at the effective time of such Capital Reorganization, the Company or the successor or purchasing person, as the case may be, shall execute and deliver such supplemental instruments, if any, as the Company reasonably determines are necessary or desirable to (1) provide for subsequent adjustments to the Conversion Price pursuant to SECTION 6(e) in a manner consistent with this SECTION 6(e)(vi) (including giving effect, in the Company’s reasonable discretion, to the Dividend Threshold Amount in a manner that preserves the economic interests of the holders); and (2) give effect to such other provisions, if any, as the Company reasonably determines are appropriate to preserve the economic interests of the holders. If the Reference Property includes shares of stock or other securities or assets of a person other than such successor person, then such other person will also execute such supplemental instrument(s) and such supplemental instrument(s) will contain such additional provisions, if any, that the Company reasonably determines are appropriate to preserve the economic interests of holders.

In each case, if a Capital Reorganization causes the Subordinate Voting Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Convertible Preferred Shares will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Subordinate Voting Shares. The Company shall notify the holders of the Convertible Preferred Shares of such weighted average as soon as practicable after such determination is made.

For these purposes, the Closing Price of any unit of Reference Property or portion thereof that does not consist of a class of securities will be the fair value of such unit of Reference Property Unit or portion thereof, as applicable, determined in good faith by the Company (or, in the case of cash denominated in U.S. dollars, the face amount thereof).

None of the foregoing provisions shall affect (x) the right of a holder of Convertible Preferred Shares to convert its Convertible Preferred Shares (1) into Subordinate Voting Shares prior to the effective time of such Capital Reorganization or (2) into Subordinate Voting Shares or Reference Property, as applicable, following the effective time of such Capital Reorganization, in any case pursuant to SECTION 6(a), or, (y) if the event constituting a Capital Reorganization is also a Change of Control, the obligation of the Company to redeem the Convertible Preferred Shares in connection with such transaction pursuant to SECTION 5. The provisions of this SECTION 6(e)(vi) shall similarly apply to successive Capital Reorganization events. This SECTION 6(e)(vi) shall not apply to any share split or combination to which SECTION 6(e)(i) is applicable or to a Liquidation Event.

(vii)         The Company shall not enter into any agreement for a transaction constituting a Capital Reorganization unless its terms are consistent with SECTION 6(e)(vi).

(viii)        Minimum Adjustment. Notwithstanding the foregoing, the Conversion Price will not be reduced if the amount of such reduction would be an amount less than US$0.01, but any such amount will be carried forward and reduction with respect thereto will be made (1) at the time that such amount, together with any subsequent amounts so carried forward, aggregates to US$0.01 or more; (2) upon the Conversion Date of any Convertible Preferred Share; (3) upon the date a Change of Control occurs; and (4) upon the date the Company sends any notice of redemption pursuant to SECTION 5.

(ix)         When No Adjustment Required. Notwithstanding anything herein to the contrary, no adjustment to the Conversion Price need be made:

(A)            upon the issuance of any Subordinate Voting Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Subordinate Voting Shares under any plan;

(B)            upon the repurchase of any Subordinate Voting Shares pursuant to the trust or escrow arrangement entered into on behalf of the legacy option holders before the Original Issuance Date;

(C)            upon the issuance of any Subordinate Voting Shares in accordance with the terms of the Company’s Multiple Voting Shares;

(D)            upon the issuance of any Subordinate Voting Shares or rights, options, restricted share units, warrants or similar securities to purchase those shares pursuant to any present or future employee, director or consultant benefit or incentive plan or program of or assumed by the Company or any of its Subsidiaries;

(E)            upon the repurchase of any Subordinate Voting Shares pursuant to an open market share repurchase program or other buy-back transaction, including structured or derivative transactions, that is not a tender offer or exchange offer of the nature described in SECTION 6(e)(v);

(F)            for the sale or issuance of Subordinate Voting Shares, or securities convertible into or exercisable for Subordinate Voting Shares, for cash, including at a price per share less than the Fair Market Value thereof or otherwise or in an acquisition, except as described in one of SECTION 6(e)(i) through SECTION 6(e)(v) above;

(G)            for a third-party tender offer;

(H)            upon the issuance of any Subordinate Voting Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Original Issuance Date; or

(I)            for any other issuance of Subordinate Voting Shares or any securities convertible into or exchangeable for Subordinate Voting Shares or the right to purchase Subordinate Voting Shares or such convertible or exchangeable securities, except as described above or below.

(x)           Rules of Calculation. All calculations will be made to the nearest one-hundredth of a cent or to the nearest one-ten thousandth of a share. Except as explicitly provided herein, the number of Subordinate Voting Shares outstanding will be calculated on the basis of the number of issued and outstanding Subordinate Voting Shares.

(xi)          Waiver. Notwithstanding anything in this SECTION 6(e) to the contrary, no adjustment need be made to the Conversion Price for any event with respect to which an adjustment would otherwise be required pursuant to this SECTION 6(e) if the Company receives, prior to the effective time of the adjustment to the Conversion Price, written notice from the holders representing at least a majority of the then outstanding Convertible Preferred Shares that no adjustment is to be made as the result of a particular issuance of Subordinate Voting Shares or other dividend or other distribution on Subordinate Voting Shares. This waiver will be limited in scope and will not be valid for any issuance of Subordinate Voting Shares or other dividend or other distribution on Subordinate Voting Shares or any other event not specifically provided for in such notice.

(xii)         Shareholder Rights Plans. To the extent that the Company has a rights plan in effect with respect to the Subordinate Voting Shares on any Conversion Date, Holders shall receive, in addition to the Subordinate Voting Shares, the rights under the rights plan, unless, prior to such Conversion Date, the rights have separated from the Subordinate Voting Shares, in which case the Conversion Price shall be adjusted at the time of separation as if the Company made a distribution to all holders of the Subordinate Voting Shares as described in SECTION 6(e)(iv)(A), subject to readjustment in the event of the expiration, termination or redemption of such rights.

(xiii)        Reservation of Shares. For the purpose of effecting the conversion of Convertible Preferred Shares, the Company shall at all times reserve and keep available, free from any preemptive rights, out of its treasury or authorized but unissued Subordinate Voting Shares the full number of Subordinate Voting Shares deliverable upon the conversion of all outstanding Convertible Preferred Shares after taking into account any adjustments to the Conversion Price from time to time pursuant to the terms of this SECTION 6 and any increases to the Liquidation Preference from time to time and assuming for the purposes of this calculation that all outstanding Convertible Preferred Shares are held by one holder. All Subordinate Voting Shares delivered upon conversion of Convertible Preferred Shares shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, security interests and other encumbrances (other than liens, charges, security interests and other encumbrances created by the holders) and free of preemptive rights. If the Subordinate Voting Shares are then listed on any securities exchange, or quoted on any inter-dealer quotation system, then the Company will cause each such Subordinate Voting Share, when so delivered, to be admitted for listing on such exchange or quotation on such system.

(xiv)        Successive Adjustments. For the avoidance of doubt, after an adjustment to the Conversion Price under this SECTION 6, any subsequent event requiring an adjustment under this SECTION 6 shall cause an adjustment to such Conversion Price as so adjusted.

(f)            Certificate of Adjustments. Promptly upon the occurrence of any event requiring an adjustment or readjustment of the Conversion Price pursuant to this SECTION 6, the Company shall compute such adjustment or readjustment in accordance with the terms hereof and, within five (5) Business Days of such event, provide to each holder of Convertible Preferred Shares a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a brief description of the transaction or other event and the effective time of such adjustment. The Company shall, upon the reasonable written request of any holder of Convertible Preferred Shares, furnish to such holder (i) the calculation of such adjustments and readjustments in reasonable detail, (ii) the Conversion Price then in effect, and (iii) the number of Subordinate Voting Shares and the amount, if any, of share capital, other securities or other property (including, but not limited to, cash and evidences of indebtedness) which then would be received upon the conversion of Convertible Preferred Shares.

SECTION 7.           Additional Definitions. For purposes of these Articles of Amendment, the following terms shall have the following meanings:

(a)            “Board of Directors” means the board of directors of the Company, as constituted from time to time, or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

(b)            “Business Day” means any day which is not a Saturday, a Sunday or a day on which the principal commercial banks located in the City of Toronto, Ontario or New York, New York are not open for business during normal banking hours.

(c)            “Capital Stock” of any person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such person.

(d)            “Change of Control” means any of the following events:

(i)            (x) any “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, any of its Subsidiaries, any of the Company’s and its Subsidiaries’ employee benefit plans, or any Existing Holder files a Schedule TO or any other schedule, form or report under the Exchange Act or National Instrument 55-104—Insider Reporting Requirements and Exemptions (“NI 55-104”) disclosing that such person or group has become the direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act or NI 55-104, as applicable) of the Subordinate Voting Shares representing more than 50% of the voting power of the Subordinate Voting Shares or (y) the Principal Investors have become, collectively, the direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act or NI 55-104, as applicable) of the Subordinate Voting Shares representing more than 60% of the voting power of the Subordinate Voting Shares;

(ii)           the consummation of (A) any recapitalization, reclassification or change of the Subordinate Voting Shares (other than changes resulting from a subdivision or combination) as a result of which the Subordinate Voting Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Subordinate Voting Shares will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any person or persons other than one of the Company’s Wholly Owned Subsidiaries; provided, however, that any merger, consolidation, share exchange or combination of the Company pursuant to which the persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Change of Control pursuant to this clause (ii);

(iii)          the Subordinate Voting Shares cease to be listed on any of the Toronto Stock Exchange, The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors); or

(iv)          the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.

A transaction or transactions described in clauses (i) or (ii) above shall not constitute a Change of Control, however, if (i) at least 90% of the consideration received or to be received by the holders of the Subordinate Voting Shares (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in connection with such transaction or transactions consists of shares of common stock that are listed or quoted on any of the Toronto Stock Exchange, The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors) (or any of their respective successors), or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions, and (ii) and as a result of such transaction or transactions such consideration becomes the consideration deliverable upon conversion of the Convertible Preferred Shares, if applicable, excluding cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights.

(e)            “close of business” means 5:00 p.m., Toronto time.

(f)            “Closing Price” means, with respect to any security on any date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the national stock exchange or automated inter-dealer quotation system upon which such security is listed or quoted (or, if such security are not listed and posted for trading on a national stock exchange or automated inter-dealer quotation system, such other over-the-counter market on which such security may be listed or quoted). If such securities are not so listed or quoted, the Closing Price will be the average of the mid-point of the last bid and ask prices for such security on the relevant date from each of at least two recognized independent investment banking firms selected by the Company for this purpose. For purposes of these Articles of Amendment, all references herein to the “Closing Price” of the Subordinate Voting Shares on the Exchange shall be such closing sale price as reflected on the website of the Exchange. If the date of determination is not a Trading Day, then such determination shall be made as of the last Trading Day prior to such date.

(g)            “Company” means GFL Environmental Inc., a corporation governed by the Business Corporations Act (Ontario).

(h)            “Conversion Date” means the effective date of a conversion of Convertible Preferred Shares to Subordinate Voting Shares, being (i) in the case of a conversion pursuant to SECTION 6(a), the date on which the Company shall have received such certificates, if any, together with such notice and such other information or documents as may be required by the Company or its transfer agent, and (ii) in the case of a conversion pursuant to SECTION 6(b)(i), the date specified by the Company that is ten (10) Business Days following the date of such notice.

(i)            “Current Market Price” of Subordinate Voting Shares on any date means the volume-weighted average of the Closing Prices (or if the Closing Price on any Trading Day is quoted only in Canadian dollars, the USD Equivalent Amount thereof on such Trading Day) per Subordinate Voting Share for each of the ten (10) consecutive Trading Days ending on the earlier of the day in question and the day before the Ex-Date or the day before the date of a Quarterly Redemption Notice with respect to the issuance or distribution requiring such computation.

(j)            “DRS” means the direct registration system managed by the Company’s transfer agent.

(k)            “Effective Date” means the first date on which the Subordinate Voting Shares trade on the Exchange, regular way, reflecting the relevant share split or share combination, as applicable.

(l)            “Ex-Date” when used with respect to any issuance, dividend or distribution, means the first date on which the Subordinate Voting Shares (or other applicable security) trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution in question from the Company or, if applicable, from the seller of the Subordinate Voting Shares (or other applicable security) on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market. For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Subordinate Voting Shares under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

(m)            “Exchange” means any United States or Canadian national stock exchange or automated inter-dealer quotation system upon which the Subordinate Voting Shares are listed or quoted, provided that if the Subordinate Voting Shares are dual listed on both a United States national stock exchange and a Canadian national stock exchange the United States national stock exchange shall be the Exchange; as of the date hereof, the Exchange for the Subordinate Voting Shares is the New York Stock Exchange.

(n)            “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any statute successor thereto, in each case as amended from time to time, together with the rules and regulations promulgated thereunder.

(o)            “Existing Holder” means each of the Principal Investors; provided that no such Principal Investor shall constitute an Existing Holder if all such Principal Investors, collectively, have, directly or indirectly, beneficial ownership of more than 70% of the total voting power in the aggregate of all classes of Capital Stock then outstanding entitled to vote generally in the elections of the Company’s directors.

(p)            “Fair Market Value” of the Subordinate Voting Shares or any other security, property or assets means the fair market value thereof as reasonably determined in good faith by the Board of Directors, which determination must be set forth in a written resolution of the Board of Directors, in accordance with the following rules:

(i)            for Subordinate Voting Shares, provided the Subordinate Voting Shares are traded or quoted on any United States or Canadian national stock exchange or automated inter-dealer quotation system, the Current Market Price;

(ii)           for any security other than Subordinate Voting Shares that are traded or quoted on any United States or Canadian national stock exchange or automated inter-dealer quotation system, the Fair Market Value will be the average of the Closing Prices of such security on such national stock exchange or automated inter-dealer quotation system over a ten (10) consecutive Trading Day period, ending on the Trading Day immediately prior to the date of determination; and

(iii)          for any other property or assets, the Fair Market Value shall be determined by the Board of Directors, with advice from an investment bank recognized nationally in Canada or the United States, as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act.

(q)            “hereof,” “herein” and “hereunder” and words of similar import refer to these Articles of Amendment as a whole and not merely to any particular clause, provision, section or subsection.

(r)            “Liquidity Conditions” will be satisfied with respect to a conversion in connection with SECTION 6(b) or a redemption in connection with SECTION 5(c) if:

(i)            each Subordinate Voting Share to be issued in connection with such conversion or that may be issued in connection with such redemption will, when issued, be listed and admitted for trading, without suspension or material limitation on trading, on any of the Toronto Stock Exchange, The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors); and

(ii)           the issuance of such Subordinate Voting Shares is permitted by the applicable listing standards of The New York Stock Exchange.

(s)            “Market Disruption Event” means (i) a failure by the Exchange to open for trading during its regular trading session or (ii) the occurrence or existence for more than one half hour period in the aggregate on any scheduled Trading Day for the Subordinate Voting Shares (or any other security for which a Closing Price must be determined) of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Exchange, or otherwise) in the Subordinate Voting Shares (or such other security) or in any options, contracts or future contracts relating to the Subordinate Voting Shares (or such other security), and such suspension or limitation occurs or exists at any time before 1:00 p.m. (Toronto time) on such day.

(t)            “Multiple Voting Shares” means the multiple voting shares in the capital of the Company.

(u)            “open of business” means 9:00 a.m., Toronto time.

(v)            “Original Issuance Date” means ●, 2020.

(w)            “Original Purchase Price” means US$21.00 per Convertible Preferred Share.

(x)            “person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government, any agency or political subdivisions thereof.

(y)            “Principal Investor” means (i) each of (a) BC Partners Advisors L.P. and its Affiliates (including BC European Capital X LP and the other funds, partnerships or other vehicles managed, advised or controlled thereby, together with any entity (directly or indirectly) wholly owned by any such fund, partnership or vehicle, but not including, however, any portfolio operating company of the foregoing) and (b) Patrick Dovigi and his Affiliates and (ii) any successor of any Person identified in clause (i). For purposes of this definition, a Person (first person) is considered to control another Person (second person) if: (a) the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation; (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

(z)            “Record Date” means, when used with respect to any dividend, distribution or other transaction or event in which the holders of the Subordinate Voting Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Subordinate Voting Shares (or other applicable security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Subordinate Voting Shares (or other applicable security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

(aa)          “share capital” means any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of capital, partnership interests (whether general or limited) or equivalent ownership interests in or issued by such person, and with respect to the Company includes, without limitation, any and all Subordinate Voting Shares and the Convertible Preferred Shares.

(bb)          “Spin-Off” means the Company makes a dividend or distribution to all or substantially all holders of Subordinate Voting Shares consisting of Capital Stock of, or similar equity interests in, or relating to, a subsidiary or other business unit of the Company that, upon issuance, will be traded on a U.S. or Canadian national securities exchange.

(cc)          “Subordinate Voting Shares” means the subordinate voting shares in the capital of the Company.

(dd)          “Subsidiary” of any person means any corporation or other entity of which a majority of the Capital Stock having ordinary voting power to vote in the election of the board of directors or other Persons performing similar functions of such corporation or other entity is at the time directly or indirectly owned or controlled by such person.

(ee)          “Trading Day” means any date on which (i) there is no Market Disruption Event and (ii) the Exchange is open for trading or, if the Subordinate Voting Shares are not so listed, admitted for trading or quoted, any Business Day. A Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York time) or the then standard closing time for regular trading on the relevant Exchange.

(ff)          “Wholly Owned Subsidiary” means, with respect to any person, any Subsidiary of such person, except that, solely for the purposes of this definition, the reference to “a majority of the Capital Stock” in the definition of “Subsidiary” shall be deemed replaced by a reference to “all of the Capital Stock”.

(gg)          “USD Equivalent Amount” means on any date with respect to the specified amount of Canadian dollars the U.S. dollar equivalent amount after giving effect to the conversion of Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate (as quoted or published from time to time by the Bank of Canada) on that date. If such rate cannot be determined as provided in the immediately preceding sentence on such date (which, for the purpose of this definition, will be deemed to be the “Affected Day”), then the USD Equivalent Amount for such date will be determined mutatis mutandis but with respect to the immediately preceding day on which such rate can be so determined; provided, however, that, if such immediately preceding day is before the fifth (5th) day before such Affected Day, or, if such rate cannot be so determined, then the USD Equivalent Amount will be determined in such other manner as prescribed in good faith by an independent financial institution or advisor with appropriate expertise selected by the Company for such purpose.

(hh)          Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accretion Rate	SECTION 1(b)
Change of Control	SECTION 5(b)(i)
Conversion Amount	SECTION 6(a)
Conversion Price	SECTION 6(a)
Convertible Preferred Shares	Recitals
Liquidation Preference	SECTION 1(b)
Quarterly Compounding Date	SECTION 1(b)
Quarterly Redemption Date	SECTION 5(c)(i)
Quarterly Redemption Notice	SECTION 5(c)(i)
Quarterly Redemption Price	SECTION 5(c)(i)
Redemption Date	SECTION 5(b)(i)
Redemption Notice	SECTION 5(b)(i)
Redemption Price	SECTION 5(b)(i)
Reference Property	SECTION 6(e)(v)
Valuation Period	SECTION 6(e)(iv)(B)

(ii)            The expression “ranking senior to”, “ranking junior to” and similar expressions refer to the order of priority in the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company among its shareholders, in each case for the purposes of winding up its affairs, in the payment of dividends or upon redemption.

(jj)            If any day on which any action is required to be taken by the Company is not a Business Day, then such action may be taken on or by the next succeeding day that is a Business Day.

SECTION 8.           Miscellaneous. For purposes of these Articles of Amendment, the following provisions shall apply:

(a)            Withholding Tax. Notwithstanding any other provision of these Articles of Amendment, the Company may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these Articles of Amendment any amounts required (or permitted, in the event that the Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada)) by applicable law to be deducted or withheld from any such payment, distribution, issuance or delivery and the Company will timely remit any such amounts to the relevant tax authority as required, and will provide evidence thereof reasonably acceptable to the affected holder(s) of Convertible Preferred Shares. All such remitted amounts shall be treated as having been paid to the relevant holder(s). If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these Articles of Amendment is less than the amount that the Company is so required (or permitted, in the event that the Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada)) to deduct or withhold, the Company shall be permitted to deduct and withhold from any noncash payment, distribution, issuance or delivery to be made pursuant to these Articles of Amendment any amounts required (or permitted, in the event that the Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada)) by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. In the event that the Convertible Preferred Shares are or become “taxable Canadian property” at any relevant time for purposes of the Income Tax Act (Canada), the parties will co-operate with one another to minimize the amount of any withholding or deduction permitted to be made.

(b)            Wire or Electronic Transfer of Funds. Notwithstanding any other right, privilege, restriction or condition attaching to the Convertible Preferred Shares, the Company may, at its option, make any payment due to registered holders of Convertible Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Company shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Company that a payment is to be made by way of a wire or electronic transfer of funds, the Company shall provide a notice to the applicable registered holders of Convertible Preferred Shares at their respective addresses appearing on the books of the Company. Such notice shall request that each applicable registered holder of Convertible Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada or the United States to which the wire or electronic transfer of funds shall be directed. If the Company does not receive account particulars from a registered holder of Convertible Preferred Shares prior to the date such payment is to be made, the Company shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder.

(c)            Amendments. The provisions attaching to the Convertible Preferred Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Business Corporations Act (Ontario).

(d)            U.S. Currency. Unless otherwise stated, all references herein to sums of money are expressed in lawful money of the United States.

(e)            Transfers. No Convertible Preferred Share may be transferred, sold, assigned, pledged, hypothecated or exchanged by a holder thereof, except (i) in accordance with the provisions of that certain Subscription Agreement by and among the Company and the Purchasers party thereto, dated as of August 12, 2020, as amended, restated or revised from time to time or (ii) with the prior written consent of the Company as evidenced by a written resolution of the Board of Directors. For greater certainty, nothing in this SECTION 8(e) shall restrict the transfer, sale, assignment, pledge, hypothecation or exchange of any Subordinate Voting Shares issued upon the conversion or redemption of the Convertible Preferred Shares.

(f)            Uncertificated Shares. The Convertible Preferred Shares may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated Convertible Preferred Shares, as applicable, the Company shall send to the registered owner thereof a DRS statement or DRS advice in respect of such uncertificated Convertible Preferred Shares.

(g)            Tax Characterization. Notwithstanding anything to the contrary in these Articles of Amendment, for U.S. federal and other applicable state and local income tax purposes, it is intended that the Convertible Preferred Shares will not be treated as “preferred stock” within the meaning of Section 305(b)(4) of the Internal Revenue Code of 1986, as amended and Treasury Regulations Section 1.305-5(a). The Company will not and will cause its subsidiaries not to, take any positions or actions inconsistent with, the foregoing treatment.

(h)            Specified Amount. The amount specified in respect of each Convertible Preferred Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) is an amount equal to $21.00.

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